2006 Annual Report



Expanding Our Platform for Growth

CDW


Focus
Acquire
Reach
Perform

Expanding Our Platform for Growth

CDW is a leading provider of technology solutions for business, government and education. We offer customers a single source of IT products and services, selling more than 1,000 brands and providing services that enable customers to optimize technology and solve business problems.

We are expanding our platform for growth to further help our customers win. We have continued to segment our customer base, have increased our solutions-based offerings with the acquisition of Berbee Information Networks, and have completed a full year of operations at our new state-of-the-art distribution center in North Las Vegas, Nevada.

Focus.
We focus on the specific needs of our customers. Our dedicated account managers and industry-certified technology specialists help customers identify the right technology to enhance business performance across a broad range of technologies, including networking, security, power, storage, telephony and software.

Acquire.
We seek to strategically acquire capabilities to better serve our customers' changing business requirements. With our acquisition of Berbee Information Networks, we can provide customers world-class solutions and engineering capabilities in advanced technologies, such as network infrastructure and unified communications, systems and storage, security, productivity applications and managed services.

Reach.
We reach customers large and small with an extensive product and service offering while providing unmatched customer service. At CDW, we are never satisfied, and we plan to continue to find new ways to deliver value to our customers. By doing so, we seek to improve our ability to profitably outpace market growth.

Perform.
We perform with an emphasis on operational excellence throughout the organization. We can provide next-day shipping from our two highly automated distribution centers and offer a range of configuration capabilities, from upgrading PC memory to building a complex server rack. Our coworkers are committed to continuous improvement to ensure we maintain a leading position in our industry.

At CDW, we are focused on our customers. We are acquiring additional capabilities to be our customers' supplier of choice. We are reaching our customers with the products and services they need. In addition, we are continually working to perform at the highest levels of operational excellence possible. At CDW, we are expanding our platform for growth.

CDW





CEO Letter

Dear Coworkers, Customers, Partners and Shareholders:

CDW had a productive but challenging year in 2006. We reported record revenue of $6.8 billion and record diluted earnings per share of $3.30. Our financial results were achieved while implementing the biggest strategic changes we have undertaken during my tenure as chief executive officer: the geographic reorganization of our corporate sector sales force serving medium and large customer accounts and the acquisition of Berbee Information Networks Corporation. In addition, we completed the first full year of operations at our Western Distribution Center in North Las Vegas, Nevada.

These landmark steps significantly expand our platform for growth, and they contribute to our vision of becoming the world's biggest — and best — direct technology provider for business, government and education. To realize our vision, we consider dynamics driving market demand. In this competitive business climate, customers increasingly want to leverage IT to enhance business performance. Customers also want easy access to both core technology and advanced solutions, so they can spend more time running their businesses. Following the changes we implemented in 2006, we are now better positioned to meet customer demand and be a single source provider of information technology products and services, which should enable us to continue to take market share.

Our biggest change in 2006 was the geographic realignment of our corporate sector sales force, which was designed to improve our sales coverage model and ultimately better serve our customers. Most of our medium and large corporate customers were segmented into five geographic regions comprised of 32 districts, and account managers were realigned accordingly. The initiative provides a consistent regional framework between our corporate and public sectors, and it represents a key component of our growth platform.

The geographic realignment was a significant undertaking and proved to be the most disruptive event between CDW and our customers in the company's 22-year history. While our goals of increasing visibility of market opportunities, driving new business, increasing share of customer spend, improving deployment of sales resources, and better aligning the corporate sales force with our vendor partners are being realized, it took us longer than we anticipated to rebuild relationships between the tens of thousands of customers and hundreds of account managers that were reassigned. The geographic realignment negatively impacted corporate sector revenue growth for the year, which was 2.3 percent. In addition, operating margin for the corporate sector was flat at 7.8 percent compared to the previous year.

The adjustment period is now behind us. As we continue to rebuild relationships with our medium and large corporate customers, we expect the corporate sector to generate more growth — and to do so profitably.

While the corporate sales team serving medium and large customers adapted to its new structure last year, we did not add significantly to its sales team. Instead, we took the opportunity to invest in both the corporate sector's small business sales team and the public sector sales team. In particular, we added new resources to our healthcare channel within the public sector.

Recognition:

FORTUNE:
FORTUNE 500

America's Most Admired Companies

100 Best Companies to Work For; on the list for nine consecutive years

CIO Insight magazine:
Vendor Value Study 2006; ranked No. 1

Computerworld:
100 Best Places to Work in IT

G.I. Jobs magazine:
Top 50 Most Military Friendly Employers 2006

CRO magazine:
100 Best Corporate Citizens 2007


BERBEE

Revenue growth for the public sector was 15.0 percent, which soundly outpaced market growth. However, partially due to the increase in sales force headcount, the public sector's operating margin of 4.9 percent was lower compared to 5.9 percent a year ago. We expect to leverage our 2006 sales force investments in 2007.

Another milestone event that expanded our platform for growth was the acquisition of Berbee Information Networks Corporation in October 2006. One of the nation's largest IT solution providers, Berbee offers best-in-class engineering capabilities in advanced technologies primarily across the Cisco, IBM and Microsoft platforms. Berbee is a national gold certified partner with Cisco, a premier business partner with IBM authorized to sell all IBM server and storage lines, and has six Microsoft gold certifications. Berbee has 11 offices and two data centers in six Midwestern states and is a separate operating segment of CDW.

One of our industry's fastest growing categories is advanced technology solutions. The addition of Berbee augments our ability to compete in this category with solution-based offerings, while meeting our customers' more complex business requirements. Berbee's IT solutions and engineering capabilities enable us to offer more advanced technology platforms including network infrastructure and unified communications, systems and storage, security, productivity applications and managed services. Berbee enhances our ability to expand our customer base, capture a greater share of our customers' IT spending and increase our addressable market.

We are extremely pleased to have Berbee as a CDW company. We will focus significant effort on expanding the Berbee platform on a national basis, both organically and through acquisitions.

December 2006 marked the one-year anniversary of operations at our new 513,000 square foot Western Distribution Center in North Las Vegas, Nevada. By the end of 2006, we shifted approximately 30 percent of our total shipping volume from our legacy distribution center in Vernon Hills, Illinois, to the Western Distribution Center. We will continue to focus on driving more volume through the Western Distribution Center, as we still have plenty of capacity and need to further leverage our investment in this state-of-the-art facility.

Strong vendor partnerships are fundamental to our ability to offer customers the right technology products when they need them, and we continued to build these relationships in 2006. First, we optimally aligned our marketing and purchasing functions to better support our sales organization and make it easier for partners to do business with us. Second, as a result of the sales force geographic realignment, our partners in each region now have dedicated CDW sales teams for both the public and corporate sectors. This has resulted in vendors bringing us into more sales opportunities at earlier stages, which supports our pipeline and gives us an advantage to win incremental business.

Several of our key financial metrics continued to be strong in 2006. Cash flow from operations was $217 million, return on equity was 20.7 percent, and return on invested capital was 33.9 percent. We returned approximately $268 million to shareholders through share repurchases and dividends, and we invested in our future growth by acquiring Berbee for approximately $186 million.

Investment Highlights:

- Well positioned to profitably gain market share in a fragmented industry
- Diverse product mix and customer base
- Acquisition of advanced technology solution provider Berbee Information Networks creates platform to expand Berbee's industry-leading model and leverage cross-selling opportunities with CDW customers
- Solid financial performance, cash flow and ROIC; no debt

Growth Strategies

- Capture greater share of customers' spending
- Expand customer base
- Grow addressable market
- Optimize sales and marketing model
- Provide unmatched customer experience
- Do things better, faster, cheaper
- Drive market advantage through coworkers and culture

Capital Returned to Shareholders (in millions)


$300
$200
$100
0
$128
$101
$116
$293
$268
'02
'03
'04
'05
'06




West
Northeast
Great Lakes
Central
Southeast

2006 Financial Highlights:

- Revenue grew 7.8% to $6.8 billion
- Returned $268 million to shareholders through share repurchases and annual dividend
- Return on invested capital: 33.9%
- Return on equity: 20.7%

CDW sells the leading technology brands including:

Acer
Adobe
APC
Apple
Cisco
Fujitsu
HP
IBM
Lenovo
Microsoft
Panasonic
Quantum
Samsung
Sony
Symantec
ViewSonic

What do we expect in 2007? Despite an uncertain outlook in the U.S. economy and sluggish U.S. business and government personal computer sales in the third and fourth quarters of 2006, CDW is positioned to prosper and grow in 2007 and beyond. We still aspire to reach our ambitious goal of a $10 billion annual run rate in revenue by the end of 2008, which will likely include both organic growth and acquisition activity.

As we continue to expand our platform for growth, we will strive to:

- Profitably outpace market growth
- Leverage our investments and improve productivity
- Continue our tradition of providing unmatched service to our customers
- Adapt to changing market dynamics, even though change may be challenging in the short term
- Invest strategically in our long-term growth

With the geographic realignment complete, our corporate sales team serving medium and large customers is well positioned to benefit from its new regional focus and is re-energized to compete in a market where we are one of the leading players, even though our market share is less than 4 percent.

To further invest for future growth, we plan to add 350 to 400 net new sales force coworkers across all of our operating segments. The geographic realignment gives us greater visibility into selling opportunities with both existing and prospective medium and large corporate customers. Our ability to effectively align account managers with customers and specifically target where to place incoming account managers in the medium and large sales team has greatly improved. While it takes time for new account managers to gain selling expertise and build customer relationships, we believe this is the right time to make this important investment.

We will strategically hire engineers for Berbee to drive additional growth and IT coworkers to better leverage technology and improve productivity gains. To offset these planned investments, we intend to keep expenses in check and leverage our previous investments in other support functions.

Turning to industry trends, many of our vendor partners, such as HP, Microsoft, Cisco, Adobe, IBM and Lenovo, are focusing greater attention on growth opportunities in the small business channel. These major vendors are developing more products specific to small business customers' needs. We are working with our partners to create and merchandise bundled solutions and promote these products and solutions to our customers. Many of our partners consider us their preferred partner to most effectively reach this highly fragmented market of more than 11 million businesses.

After six years as your CEO, I remain confident about our future because of our coworkers' commitment to excellent customer service and the strength of our executive team. We have made significant investments over the past two years and are more strategically positioned than any of our competitors to take market share and grow profitably.





Our coworkers continue to demonstrate their commitment to excellence in serving our customers and the communities in which we live and work.

CDW ranked No. 1 in CIO Insight magazine's Vendor Value Study, which measures 40 technology providers and their ability to meet customers' expectations for providing business value, as well as the reliability and quality of their service. We also came in first in an eWeek magazine survey of its subscribers on nine characteristics considered important when choosing an IT reseller. We hold places of honor in many other prestigious lists, including FORTUNE's "America's Most Admired Companies," FORTUNE's "100 Best Companies to Work For" (for the ninth consecutive year), Computerworld's "Best Places to Work in IT," G.I. Jobs magazine's "Top 50 Most Military Friendly Employers," and CRO magazine's "100 Best Corporate Citizens."

We are all very proud of the approximately 380 coworkers we sent to Louisiana to help clean up and rebuild in the wake of Hurricane Katrina. In addition, we have donated IT products to hundreds of military families so they can communicate with their loved ones deployed overseas.

On behalf of our board of directors, our officers and our shareholders, I want to thank our approximately 5,500 coworkers for their extraordinary efforts. Never forget that if you...

Strive For Perfection, You Will Achieve Excellence!

Sincerely,

John A. Edwardson
Chairman and Chief Executive Officer
March 2, 2007

Diversified Product and Revenue* Mix 2006^

Percent of Product Revenue


Software 17%
Data Storage 14%
Desktops & Servers 13%
Notebooks & Accessories 13%
NetComm Products 12%
Printers 11%
Video 9%
Memory 5%
Input Devices 3%
Other 3%

Percent Change in Product Revenue


NetComm Products 22%
Memory 11%
Notebooks & Accessories 11%
Software 8%
Video 7%
Input Devices 7%
Data Storage 6%
Desktops & Servers 1%
Printers (1%)

*Net sales of products by product category as a percentage of total net sales of products. Excludes items such as commission revenue or delivery charges to customers.

^Includes Berbee

Financial Summary

For the years ended December 31, 2006, 2005, 2004, 2003 and 2002 (in millions, except per share data)

Operating Results	2006 GAAP[1]	2006 Non-GAAP[2]	2005 GAAP[1]	2004 GAAP[1]	2003 GAAP[1]	2003 Non-GAAP[3]	2002 GAAP[1]
Net sales	$6,785	N/A[4]	$6,292	$5,738	$4,665	N/A[4]	$4,265
Income from operations	$396	$421	$420	$393	$284	$306	$298
Net income	$266	$281	$272	$241	$175	$189	$185
Earnings per share (diluted)	$3.30	$3.49	$3.26	$2.79	$2.03	$2.19	$2.10
Cash, cash equivalents & marketable securities	$392	N/A[4]	$611	$604	$562	N/A[4]	$505
Shareholders' equity	$1,387	N/A[4]	$1,265	$1,241	$1,061	N/A[4]	$924

Net Sales (billions)


$6
5
4
3
2
1
0
$4.265
$4.665
$5.738
$6.292
$6.785
'02
'03
'04
'05
'06

Net Income (millions)


$250
200
150
100
50
0
$185
$189³
$175
$241
$272
$281²
$266
'02
'03
'04
'05
'06

Earnings per Diluted Share


$3.00
2.50
2.00
1.50
1.00
0.50
0.00
$2.10
$2.19³
$2.03
$2.79
$3.26
$3.49²
$3.30
'02
'03
'04
'05
'06

Direct Web Sales (millions)


$2,000
1,600
1,200
800
400
0
$829
$1,057
$1,526
$1,769
$1,982
'02
'03
'04
'05
'06

Sales Force, End-of-Period


2,000
1,000
0
1,320
1,924
2,012
2,153
2,589
'02
'03
'04
'05
'06

Cash, Cash Equivalents & Marketable Securities (millions)


$600
500
400
300
200
100
0
$505
$562
$604
$611
$392
'02
'03
'04
'05
'06

(1) U.S. Generally Accepted Accounting Principles

(2) 2006 non-GAAP results exclude an expense of $25.0 million in connection with the negotiated settlement of litigation involving the company's 2003 purchase of selected assets of Micro Warehouse. The impact on 2006 results was $25.0 million on income from operations, $15.4 million on net income, and $0.19 per diluted share. These non-GAAP measurements are included to provide a meaningful comparison to current and prior periods.

(3) 2003 non-GAAP results exclude $22.3 million of total transition and transaction expenses associated with the purchase of selected U.S. assets and the Canadian operations of Micro Warehouse in September 2003. The impact on 2003 results was $22.0 million on income from operations, $13.5 million on net income, and $0.16 per diluted share. These non-GAAP measurements are included to provide a meaningful comparison to current and prior periods.

(4) Non-applicable

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from____________ to ____________

Commission file number 0-21796

CDW Corporation

(Exact name of registrant as specified in its charter)

Illinois (State or other jurisdiction of incorporation or organization)	**36-3310735** (I.R.S. Employer Identification No.)
200 N. Milwaukee Ave. **Vernon Hills, Illinois** (Address of principal executive offices)	**60061** (Zip Code)

Registrant's telephone number, including area code: **(847) 465-6000**

Securities registered pursuant to Section 12(b) of the Act: **Common Stock**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Exchange Act.
Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. **[X]**

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
Large accelerated filer [X] **Accelerated filer [ ]** **Non-accelerated filer [ ]**

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act) **Yes [ ] No [X]**

As of June 30, 2006, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the common stock held by non-affiliates was approximately $3.278 billion, based upon the closing market price per share of $54.65.

As of February 22, 2007, the registrant had 78,700,965 shares of common stock, $0.01 par value, outstanding.

Documents Incorporated by Reference

Portions of the definitive Proxy Statement for the Annual Meeting of Shareholders scheduled to be held on May 9, 2007 are incorporated by reference into Part III.

CDW CORPORATION
FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2006
INDEX

PART I

Item 1. Business

General

CDW Corporation (collectively with its subsidiaries, "CDW" or the "Company") is a leading provider of multi-branded information technology products and services to business, government, and education customers in the United States and Canada. The Company was founded in 1984 and reincorporated in 1995 in Illinois. Our extensive offering of products, including hardware and peripherals, software, accessories and other products, combined with our service offerings, provide comprehensive solutions for our customers' technology needs. We offer customers a broad range of technology products from leading brands such as Acer, Adobe, APC, Apple, Cisco, Fujitsu, Hewlett-Packard, IBM, Lenovo, Microsoft, Panasonic, Quantum, Samsung, Sony, Symantec, and ViewSonic, among others. Our dedicated, well-trained coworkers and high volume, cost-efficient operations, supported by our proprietary information technology systems, enable us to offer these products at competitive prices combined with a high level of customer service. We provide a variety of value-added services and Web-based tools to our customers, including the ability to custom configure multi-branded solutions, manage software licenses through our Software License Tracker tool, track tagged assets through our IT Asset Management Tracking Database and generate online quotes. We also offer technical support and customer service 24 hours a day, seven days a week to our customers.

For financial reporting purposes, we have three operating segments, corporate sector, public sector, and Berbee. Our corporate sector customers are concentrated in the small, medium, and large business (SMB) category, which is generally comprised of businesses that have up to 1,000 employees at a single location. We also serve larger enterprise class customers which generally have more than 1,000 employees at a single location, including FORTUNE 1000 companies, as either a primary or secondary vendor. Our public sector customers are comprised of federal, state and local government entities, educational institutions, and healthcare institutions. Our Berbee segment, a new segment as a result of our acquisition of Berbee Information Networks Corporation ("Berbee") in October 2006, provides advanced technology solutions to meet customers' complex technology needs. (See Note 16 to the Consolidated Financial Statements for certain financial information regarding our three operating segments.)

In our corporate sector and public sector operating segments, we create a high degree of customer loyalty through our relationship-focused account managers and value-added services. These account managers become knowledgeable about customer technology needs and assist customers by providing advice on the selection and configuration of multi-branded technology solutions. We focus on penetrating existing customer accounts and generating sales from new customers.

During 2006, we completed a geographic realignment of our corporate sector segment in which we segmented a majority of our medium and large corporate customers into five geographic regions comprised of 32 districts. This realignment provided a regional framework that is consistent between the corporate sector and public sector sales teams. Account managers serving medium and large corporate customers were realigned accordingly, and are building relationships with their in-district customers. Advantages of the regionalization include the ability to better understand customer needs and enhance our product and service offerings, allocate resources required to drive growth, deploy our inside and field sales professionals based on changes in market demand, and strengthen relationships with vendor partners to create more sales opportunities.

We market to current and prospective customers through our catalogs, other direct mail programs, product advertisements in newspapers, computer trade magazines and other publications, our Web sites and various Web advertising vehicles. Additionally, we promote the CDW brand on a national basis through our branding campaign, which includes print media, television and online advertisements, and other activities. Our marketing efforts are integrated with a proactive outbound calling program by our account managers. We also focus significant efforts on developing and expanding our E-commerce initiatives. These initiatives include CDW.com, CDWG.com, and CDW.ca (our Web sites), and CDW@work® and CDWG@work® (our extranets), which are customized Web sites for our commercial customers.

We adhere to a core philosophy known as the CDW CIRCLE OF SERVICE, which places the customer at the center of all of the Company's actions. The fundamental element of the CDW CIRCLE OF SERVICE is our coworkers, who are highly motivated to share in the Company's success. The CDW CIRCLE OF SERVICE philosophy is based on the premise that "People Do Business With People They Like."

Electronic versions of CDW's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports are available free of charge through our Web site, CDW.com, as soon as reasonably practicable after we electronically file these reports with the Securities and Exchange Commission.

Acquisitions

Berbee. On October 11, 2006, we completed the acquisition of Berbee, a leading provider of information technology solutions and engineering capabilities in advanced technologies primarily across the Cisco, IBM, and Microsoft platforms. Areas of expertise include strategic technology planning, network infrastructure and unified communications, systems and storage, security, productivity applications and managed services. Berbee has 11 offices and two data centers in six Midwestern states and employed approximately 850 coworkers at December 31, 2006. Berbee operates as a separate strategic business unit of CDW with its current product and service offerings.

Berbee's customer base includes corporate, healthcare, education, and state and local government customers, many of whom are larger enterprise class customers. Customers value Berbee's engineering capabilities, OEM relationships and certification levels, service in advanced technologies, and proprietary process methodologies.

Berbee is a national gold certified partner with Cisco and a premier business partner with IBM authorized to sell all IBM server and storage lines, and has six Microsoft gold certifications. Berbee received recognition as Cisco's U.S. IP Communications Partner of the Year in 2005, and IBM Beacon Award for Best IBM iSeries On Demand Solution in 2006, and Microsoft Central Region Partner of the Year in 2006.

Micro Warehouse. In September 2003, we purchased selected U.S. assets and the Canadian operations of Micro Warehouse, a reseller of computers, software and peripheral products. Building on the Micro Warehouse transactions, we expanded our customer base, increased our penetration in the public sector, and extended our growth platform into Canada.

Business Strategy

The Company's strategy is to be a single source provider of information technology products and services for our customers. Historically, we implemented our strategy as a high volume, cost-efficient direct marketer of multi-branded, competitively-priced information technology products and services, while providing a high level of support to our customers.

In 2006, through the purchase of Berbee, our strategy has evolved to include providing information technology solutions and engineering capabilities in advanced technologies. We intend to use Berbee as a platform to expand our capability to offer advanced technology solutions and engineering capability on a national basis. We will consider both organic and acquisition opportunities in expanding the platform.

We believe that the following factors are of principal importance in our ability to implement our business strategy:

Multi-Branded Products. We offer more than 100,000 products, which include a wide range of products from leading brands including Acer, Adobe, APC, Apple, Cisco, Fujitsu, Hewlett-Packard, IBM, Lenovo, Microsoft, Panasonic, Quantum, Samsung, Sony, Symantec, and ViewSonic, among others. With this broad selection of products, we can provide our customers with fully-integrated, multi-branded technology solutions and the convenience of one-stop shopping. We also continuously review and enhance our product mix based on new product introductions and the needs of our customers.

Customer Focus. We focus our sales and marketing efforts on attracting and serving commercial customers, consisting of all customer types other than consumers. We believe commercial customers typically have ongoing requirements to purchase sophisticated products and systems and value our relationship-based approach and high level of service. Our field sales force actively calls on selected commercial customers and prospects in person to augment our inside sales force. We also reach our customers through our customized Web sites, CDW@work® and CDWG@work®.

Competitive Pricing. We are able to offer our customers competitive prices due to our low cost structure, efficient distribution methods, ability to purchase products both directly from manufacturers as well as through distributors, and economies of scale in purchasing products. Our size, financial strength, and ability to successfully serve our customers allow us to negotiate advantageous purchasing terms and earn vendor incentives.

Marketing. We use a marketing mix of direct response activities, including our catalogs and trade magazine advertising, combined with a multifaceted branding campaign, including print media, television and online advertising, and other activities. These activities are intended to promote a high level of awareness of CDW and generate customer response. Our marketing activities are directed to commercial customers and the decision makers in commercial organizations.

Customer Service. Our sales force consists of account managers, field sales representatives and product category specialists who are highly trained in the products we sell and the Company's systems and philosophies, enabling them to provide a high level of customer service. Account managers obtain an understanding of their customers' businesses and technology systems and are able to recommend integrated product solutions based on customer needs, past purchases, and technological developments. Our account managers provide a high level of customer service utilizing CDW's proprietary customer relationship management system. Customers also benefit from CDW's team of technology specialists who have in-depth knowledge of and experience with complex technology products and applications in multiple product categories, such as networking solutions, storage applications, and software licenses.

Advanced Technology Solutions. We provide a variety of advanced solutions and customized services to meet our customers' complex technology needs, including strategic technology planning, network infrastructure and unified communications, systems and storage, security, productivity applications, and managed services. These solutions and services, provided by our Berbee operating segment, are performed by engineers and data center professionals who customize solutions designed to improve customers' productivity and competitive position.

Custom Configuration Services. We offer a broad range of custom configuration services such as the installation of accessories and expansion products into PCs and servers, loading of software, imaging for custom applications, and configuration of network operating systems and servers. These services are performed in specialized configuration centers within our distribution centers. Our custom configuration services benefit our customers by reducing the cost and time necessary to deploy new products into their existing technology environment.

Technical Support. Our technical staff is well-trained and maintains high levels of professional certification from product manufacturers to assist our customers with technical questions and issues during regular business hours. We offer technical support services by telephone 24 hours a day, seven days a week. We believe that our commitment to service at the time of sale and after the purchase maximizes sales opportunities and encourages repeat customers.

Proprietary Information Technology Systems. We use proprietary, real-time information technology systems which centralize the management of key functions and generate daily operating reports enabling management to identify and respond quickly to internal changes and to provide high levels of customer satisfaction. We also monitor trends in the information technology industry. We integrate our systems with our Web sites, CDW.com, CDWG.com, and CDW.ca, and our extranets, CDW@work® and CDWG@work®, providing real-time information for our customers.

Effective Inventory Control. Our inventory tracking system, purchasing system, cycle counting system, and use of vendor stock balancing programs allow us to minimize our investment in inventory and to reduce inventory discrepancies and the risk of obsolescence while meeting customer needs by shipping orders generally on a same-day basis.

High Quality Coworkers. We strive to attract, retain, and motivate high quality coworkers and provide our coworkers with competitive compensation and incentives designed to maximize performance and productivity. Our objective is, whenever possible, to promote coworkers from within the Company to positions of increased responsibility. Examples of rewards and motivations for our coworkers include short-term incentive programs, profit-sharing, and stock options and restricted stock for coworkers at the manager level and above.

Purchasing and Vendor Relationships

We purchase products for resale from manufacturers, distributors, and other sources, all of whom we consider our vendors. During 2006, we purchased approximately 51% of the products we sold directly from manufacturers and the remaining amount from distributors and other sources. We believe that effective purchasing from a diverse vendor base is a key element of our business strategy. For the year ended December 31, 2006, purchases from distributors Tech Data and Ingram Micro represented approximately 16% and 14%, respectively, of our total purchases. Additionally, in 2006, sales of products manufactured by Hewlett-Packard comprised approximately 26% of our total sales.

Our marketing and purchasing staffs work together to identify reliable, high-quality suppliers of products and then actively negotiate to achieve the lowest possible cost and expand vendor incentive programs. We seek to establish strong relationships with our vendors. Several of our leading vendors, such as Cisco, Hewlett-Packard, IBM, Lenovo, and Microsoft, have full-time product specialists on-site at our facilities.

We are authorized by manufacturers to sell via direct marketing all or selected products offered by the manufacturer. Our authorization with each manufacturer provides for certain terms and conditions, which may include one or more of the following: product return privileges, price protection policies, purchase discounts and vendor incentive programs, such as purchase or sales rebates and cooperative advertising reimbursements. Vendors also periodically offer us opportunities to purchase a large amount of product at reduced prices. Vendor incentive programs are at the discretion of the vendors and usually require the achievement of a specified sales volume or growth rate within a specified period of time to qualify for all, or some, of the incentive programs.

Inventory Management/Distribution

We utilize our proprietary information technology systems to manage our inventory in an aggressive, cost-efficient manner, resulting in a rapid-turn inventory model. We generally only stock items that have attained a minimum sales volume and use vendor stock balancing programs to minimize our investment in inventory.

Our distribution process is highly automated. Once a customer order is received, by phone, online, or by fax, it is processed for credit approval. After credit approval, orders are automatically routed to one of our distribution centers for picking and shipping.

We operate two distribution centers: a 450,000 square foot facility in Vernon Hills, Illinois, and a 513,000 square foot facility in North Las Vegas, Nevada. We believe that these distribution centers are ideally located for purposes of shipping products throughout the United States and provide timely access to our principal distributors. Our locations enable us to obtain non-stocked items for same-day shipping. We believe that competitive sources of supply are available in substantially all of the merchandise categories we carry.

Our distribution center in North Las Vegas, Nevada became operational in late 2005. This facility handled approximately 30% of our total shipping volume at the end of 2006 and predominantly serves customers located in the Western United States.

Marketing and Advertising Activities

We market to our current and prospective customers using catalogs, direct mail programs, advertising, and an outbound calling program. In addition, we promote the CDW brand through a national branding campaign, which includes print media, television and online advertisements, and other activities.

Catalogs are one of our main advertising vehicles and our catalog strategy has evolved to include specialty catalogs for products such as networking communications and software. Many of our catalogs include articles about noteworthy technology developments and interviews with industry executives. We also hold a Customer Technology Seminar Series, hosting representatives from industry manufacturers and influential persons in the technology field who discuss the latest information technology issues with our customers. We also develop trend advisories, case studies and white papers addressing various business opportunities or challenges and how CDW can help customers use technology to advance their business.

As a result of our relationships with our vendors, a substantial portion of our advertising and marketing expenses are reimbursed through cooperative advertising reimbursement programs. Participation in these cooperative advertising programs is at the discretion of our vendors and are typically tied to sales or purchasing volumes or other commitments required to be met by the Company within a specified period of time. To measure the effectiveness of our various marketing activities, we track customer responses to our efforts by a variety of means. We use this information to further refine our marketing strategy and to develop more effective programs.

E-commerce

We utilize our Web sites and extranets to implement our business strategy. Our objective is to make it easy for our customers to transact business with the Company and ultimately to enhance our customer relationships. Our Web sites include many advanced features to attract new customers and produce sales, including more than 100,000 computer products to search and order online, advanced search capabilities, product specifications, customer reviews, and information on product availability and pricing. During 2006 and 2005, we generated $1.982 billion and $1.769 billion, respectively, of direct online sales over our Web sites, representing approximately 29% and 28% of total sales, respectively.

We continue to enhance our customized Web sites, marketed as CDW@work® and CDWG@work® extranets. These sites give customers online access to information such as order and shipping status, payment details, purchase history and details about their dedicated account team. Customers may also use their sites to automate technology purchasing procedures, manage software licenses, inventory asset-tagged items, reprint invoices and retrieve quotes prepared by their account managers. Many customers use the extranets to gather product information, including pricing and availability, and then follow up with their account managers to access the account managers' knowledge regarding product compatibility and other information.

Sales Activities and Order Fulfillment

Our success is due in part to the strength of our account managers' relationships with customers that are developed by calling existing and potential new customers, providing advice on products, responding to customer inquiries, and developing solutions to customers' complex technology needs. Our account managers have in-depth product knowledge, are trained in Company philosophies and systems, and are motivated to maximize gross profit and provide high levels of customer service. New account managers are immersed in CDW Academy, our proprietary sales training program, and complete an intensive sales consulting, product training, systems, and customer service curriculum. Our sales force is organized based on various customer segments, including industry verticals, geography, and customer size. We seek to build customer relationships by addressing customers' unique needs in the various segments to order to maximize customer satisfaction and gross profit.

Each catalog and advertisement distributed by the Company lists a toll-free number and Web site address to be used by customers in contacting CDW to place a product order. Once a customer order is received, by phone, online, or by fax, it is processed for credit approval. We ship most credit approved orders on the day the order is received. We generally ship products to customers by AIT, DHL, Eagle, FedEx, United Parcel Service, and other commercial delivery services and invoice customers for delivery charges.

Customers

We are not dependent on any one customer. For the year ended December 31, 2006, our largest customer comprised approximately 0.3% of net sales and our top five customers comprised approximately 1.3% of net sales. Our corporate sector customers are primarily small, medium, and large size businesses that generally have up to 1,000 employees at a single location. We also serve larger enterprise class customers which generally have more than 1,000 employees at a single location, including FORTUNE 1000 companies, as either a primary or secondary vendor. Our public sector segment focuses on meeting the technology needs of federal, state and local governments, educational institutions, and healthcare institutions. Our Berbee segment serves a broad spectrum of corporate, healthcare, education, and state and local government customers, including enterprise class customers.

Our customers are located almost entirely in the United States. Approximately 2% of our sales in 2006 were to customers outside of the continental United States, primarily in Canada.

Custom Configuration and Technical Support

We offer custom configuration services such as the installation of accessories and expansion products, loading of software, imaging for custom applications and configuration of network operating systems. Custom configurations provide additional value to our customers because they reduce the cost and time necessary to deploy new products into their existing technology environments. The ability to configure products to customer specifications enables CDW to generate incremental sales. In order to meet growing demand for configuration services, we have 24,000 square feet devoted to configuration services in our Vernon Hills, Illinois distribution center, including an 8,000 square foot enterprise configuration center for specialized configuration services. In addition, we have 25,000 square feet of configuration space in our North Las Vegas, Nevada distribution center used in performing standard and specialized configuration services.

Our technical support staff is well trained and maintains high levels of professional certification from manufacturers relating to the products we sell. Our technical support staff is motivated to obtain high certification levels, as they are compensated, in part, on the levels of those certifications. Technical support is available by telephone 24 hours a day, seven days a week to assist customers with technical problems or answer questions in order to increase customer satisfaction and reduce product returns. We have developed a proprietary customer service tracking system to ensure that customer-initiated service requests are responded to rapidly.

Information Technology Systems

Our information technology systems are a key element in our ability to be a leading provider of multi-branded information technology products and services in the United States and Canada. Our customized information technology and telephony systems allow for centralized management of key functions, including inventory management, collection of accounts receivable, purchasing, sales, and distribution. Additionally, our systems enable the preparation of daily operating reports which provide thorough, detailed and timely information regarding key aspects of our business. Our proprietary information technology systems enable us to enhance productivity, ship customer orders on a same-day basis, respond quickly to industry changes and provide high levels of customer service. Historical customer orders are tracked within our system so that we can provide our customers with updates regarding product upgrades and other information relating to the products they purchase from the Company.

During 2007, we intend to integrate Berbee, acquired in October 2006, into our information technology systems, to aid the alignment of the CDW and Berbee sales organizations, maintain our centralized management of key functions across the entire organization, and leverage our investment in our proprietary information technology systems.

Our success is dependent on the accuracy and proper utilization of our information technology and telephony systems. We anticipate that we will continue to upgrade the software and hardware for our information technology systems. In addition, our ability to adapt our systems to changes in the competitive environment or to take advantage of additional automation is dependent on our ability to recruit and retain qualified information technology professionals.

Coworkers, Training and Culture

On December 31, 2006, we employed approximately 5,500 coworkers. We consider our coworker relations to be excellent. No coworkers are covered by collective bargaining agreements.

We emphasize the recruiting, training and development of high quality coworkers throughout our organization. Our objective is to promote coworkers from within the Company to positions of increased responsibility, whenever possible. We help our coworkers develop through CDW University, our company-wide training program. CDW University provides specialized training in sales and relationship-building techniques, technical certifications, leadership development skills and interpersonal and professional skills.

We strive to create a supportive and rewarding work environment. In 2007, we were named by FORTUNE magazine as one of the "100 Best Companies to Work For" for the ninth consecutive year. CDW coworkers are encouraged to provide their thoughts and concerns regarding the Company directly to management, including through our whistleblower hotline and coworker surveys.

Incentive and Regular Compensation Arrangements

Compensation Arrangements. Our coworkers are compensated on a basis that rewards performance and the achievement of identified goals. For example, account managers generally receive compensation pursuant to a monthly commission schedule which is based on the gross profit they generate. Account managers have the authority to negotiate and adjust prices for products, provided that the product is sold at a price which meets established management guidelines and pursuant to various contracted prices, where applicable. Account managers have the opportunity to achieve relatively high compensation levels and have historically shown increased productivity as training and experience levels increase.

Stock Incentive Plans. In addition to regular cash compensation, we provide coworkers at the manager level and above with additional long-term incentives designed to maximize performance and productivity. To this end, we have adopted various stock-based compensation plans which enable these coworkers to share in the Company's success through appreciation in the value of the Company's stock.

Trademarks and Trade Names

We conduct business under a number of trademarks, trade names and service marks including "CDW®," "CDW. THE RIGHT TECHNOLOGY. RIGHT AWAY.®," "CDW@WORK®," "CDW-G®," "CDW-G@WORK®," and "BERBEE®." We have taken steps to protect these marks, some of which are registered, and believe they have significant value and are important factors in our marketing programs and business strategy.

Item 1A. Risk Factors

There are many factors that affect our business and the results of operations, some of which are beyond our control. The following is a description of some important factors that may cause the actual results of operations in future periods to differ materially from those currently expected or desired.

Our sales and profitability may be affected by changes in the economic environment and other factors. There are many factors which could affect our business, including:

- the capital and technology spending patterns of existing and prospective customers;
- general economic trends;
- the addition of new customers and further penetration of our existing customer base;
- the productivity and retention of our sales force;
- the optimization of our product mix and pricing strategies;
- the availability of products from our vendors;
- the successful development of new technology and products by equipment manufacturers and software developers; and
- new competitors and new forms of competition.

Our business depends on our vendor relationships and the availability of products. We purchase products for resale from manufacturers, distributors and other sources, all of whom we consider our vendors. During 2006, we purchased approximately 51% of the products we sold directly from manufacturers and the remaining amount from distributors and other sources. We are authorized by manufacturers to sell all or some of their products via direct marketing activities. Our authorization with each manufacturer is subject to specific terms and conditions regarding such things as product return privileges, price protection policies, purchase discounts and vendor incentive programs, including purchase rebates, sales volume rebates and cooperative advertising reimbursements.

From time to time, vendors may terminate our right to sell some or all of their products or change these terms and conditions or reduce or discontinue the incentives that they offer us. Any such termination or the implementation of such changes could have a negative impact on our operating income. Additionally, some products are subject to manufacturer allocation, which limits the number of units of those products that are available to resellers, including us.

Sales of Cisco, Hewlett-Packard, IBM, Lenovo, and Microsoft products comprise a substantial portion of our sales. In 2006, sales of products manufactured by Hewlett-Packard represented approximately 26% of our total sales and, therefore, we are dependent on the economic condition and product competitiveness of, and our business relationship with, this manufacturer in particular. In addition, although we purchase from a diverse vendor base, in 2006, products we purchased from distributors Tech Data and Ingram Micro represented approximately 16% and 14%, respectively, of our total purchases. The loss of, or change in business relationship with, any of these or any other key vendors, or the diminished availability of their products, could reduce the supply and increase the cost of products we sell and negatively impact our competitive position. Additionally, the relocation of key distributors utilized in our purchasing model could adversely impact our results of operations. Although to date mergers among manufacturers have not had an adverse impact on our business and results of operations, further consolidation could adversely impact us.

The success of our business depends on the continuing development, maintenance and operation of our information technology systems. Our success is dependent on the accuracy, proper utilization and continuing development of our information technology systems, including our business application systems, Web servers and telephony system. The quality and our utilization of the information generated by our information technology systems, and our success in implementing new systems and upgrades, affects, among other things, our ability to:

- conduct business with our customers;
- manage our inventory and accounts receivable;
- purchase, sell, ship and invoice our products efficiently and on a timely basis; and
- maintain our cost-efficient operating model.

The integrity of our information technology systems is vulnerable to certain forms of disaster including, but not limited to, natural disasters such as tornadoes. While we have taken steps to protect our information technology systems from a variety of threats, including computer viruses and malicious hackers, there can be no guarantee that those steps will be effective. Furthermore, although we have redundant systems at a separate location to back up our primary application systems, there can be no assurance that these redundant systems will operate properly if and when required. Any disruption to or infiltration of our information technology systems could significantly harm our business and results of operations.

Our sales are dependent on the continued development and application of new technologies and products. The market for information technology products and services has evolved as a result of the development of new technologies that are transformed by manufacturers into new products and applications. We have been and will continue to be dependent on the development of new technologies and products by manufacturers, as well as the acceptance of those technologies and products by customers. A decrease in the rate of development of new technologies and new products by manufacturers, or the lack of acceptance of those technologies and products by customers, could have an adverse effect on our business and results of operations.

We would be adversely affected if we are not able to expand or retain our sales force or if we are not able to maintain or increase their productivity. Our statistics show that the level of sales achieved by our account managers increases with the number of years of experience they have with us. Our rate of sales growth and our operating results would be negatively affected if we are unable to expand the size of our sales force, if the turnover rate of account managers increases from relatively constant historical levels or if the sales volumes and profitability achieved by our account managers do not increase with experience.

Substantial competition could reduce our market share and significantly harm our financial performance. The market for information technology products and accessories is highly competitive. Our competition includes:

- national direct marketers, such as Insight Enterprises, PC Connection, PC Mall and Zones;
- value-added resellers;
- manufacturers, such as Dell, Hewlett-Packard, and Apple, who sell directly to customers;
- computer superstores, such as CompUSA;
- government resellers, such as GTSI;
- software resellers, such as ASAP, Softchoice, and Software House International;
- consumer electronic and office supply superstores, such as Best Buy, Circuit City, Office Depot, Office Max and Staples;
- corporate resellers;
- Web resellers, such as Amazon.com, Buy.com and Newegg.com;
- mass merchandisers, such as Wal-Mart and Costco; and
- managed service providers, such as IBM, Sungard, Vericenter, Verizon, AT&T, and EDS.

Some of our hardware and software vendors, such as Apple, Hewlett-Packard, IBM, and Lenovo, have sold, and could intensify their efforts to sell, their products directly to customers. In addition, some software manufacturers have developed, and may continue to develop, sales methods that directly provide customers with subscription-based software programs and packages. If either of these trends becomes more prevalent, it could adversely affect our sales growth and profitability.

We focus on offering a high level of service to gain new customers and retain existing customers. While our value proposition to customers includes competitive pricing, pricing is only one aspect of our ability to compete. However, competition may increase in the future, which could require us to reduce prices, increase advertising expenditures or take other actions which may have an adverse effect on our operating results. Some of our competitors have reduced their prices in an attempt to stimulate sales. Decreasing prices of information technology products and accessories resulting from competition and technological changes require us to sell a greater number of products to achieve the same level of net sales and gross profit. If this trend continues and we are unable to attract new customers and sell increased quantities of products, our sales growth and profitability could be adversely affected.

We are exposed to inventory risks. We are exposed to inventory risks as a result of the rapid technological changes that affect the market and pricing for the products we sell. We seek to minimize our inventory exposure through a variety of inventory management procedures and policies, including our rapid-turn inventory model, as well as vendor price protection and product return programs. However, if we were unable to maintain our rapid-turn inventory model, if there were unforeseen product developments that created more rapid obsolescence or if vendors were to change their terms and conditions, our inventory risks could increase. We also periodically take advantage of cost savings associated with certain opportunistic bulk inventory purchases offered by our vendors. These bulk purchases could increase our exposure to inventory obsolescence.

Our future operating results may fluctuate significantly. We may experience significant variations in our future quarterly results of operations. These fluctuations may result from many factors, including the condition of the information technology industry in general, shifts in demand and pricing for hardware and software products and the introduction of new products or upgrades. Our operating results are also highly dependent on our level of gross profit as a percentage of net sales. Our gross profit percentage fluctuates due to numerous factors, some of which may be outside of our control. These factors include:

- our pricing strategies;
- changes in product costs from vendors;
- the availability of price protection, purchase discounts and incentive programs from vendors;
- the availability of cooperative advertising funds from vendors, which are classified as a reduction of cost of sales;
- the risk of some of the items in our inventory becoming obsolete;
- the relative mix of products sold, and customers sold to, during the period;

- general market and competitive conditions; and
- increases in delivery costs that we cannot pass on to customers.

A natural disaster or other adverse occurrence at one of our primary facilities or data centers could damage our business. Substantially all of our corporate, warehouse and distribution functions are located at our Vernon Hills, Illinois facilities and we have a second distribution center in North Las Vegas, Nevada. If the warehouse and distribution equipment at one of our distribution centers were to be seriously damaged by a natural disaster or other adverse occurrence, we could utilize the other distribution center or third-party distributors to ship products to our customers. However, this may not be sufficient to avoid interruptions in our service and may not enable us to meet all of the needs of our customers and would cause us to incur incremental operating costs. In addition, our Berbee operating segment operates two data centers which may contain business-critical and confidential information of our customers. A natural disaster or other adverse occurrence at one of the data centers could negatively impact our business and profitability.

We are heavily dependent on commercial delivery services. We generally ship our products to customers by AIT, DHL, Eagle, FedEx, United Parcel Service, and other commercial delivery services and invoice customers for delivery charges. If we are unable to pass on to our customers future increases in the cost of commercial delivery services, our profitability could be adversely affected. Additionally, strikes or other service interruptions by such shippers could adversely affect our ability to deliver products on a timely basis.

Our earnings and growth rate could be adversely affected by changes in general economic conditions and uncertain geopolitical conditions. Weak general economic conditions, along with uncertainties in geopolitical conditions, could adversely impact our revenue and growth rate. In addition, our revenue, gross margin and earnings could deteriorate in the future as a result of unfavorable economic or political conditions.

We could be exposed to additional risks if we make additional acquisitions or enter into alliances. We may pursue transactions, including acquisitions or alliances, to extend or complement our existing business. These types of transactions involve numerous risks, including investor acceptance, finding suitable transaction partners and negotiating terms that are acceptable to us, the diversion of management's attention from other business concerns, extending our product or service offerings into areas in which we have limited experience, entering into new geographic markets, the potential loss of key coworkers or business relationships and successfully integrating acquired businesses, any of which could adversely affect our operations or the price of our stock.

The failure to comply with our public sector contracts could result in, among other things, fines or other liabilities. Revenues from the public sector segment are derived from sales to federal, state and local governmental departments and agencies, as well as to educational institutions and healthcare customers, through various contracts and open market sales. Government contracting is a highly regulated area. Noncompliance with government procurement regulations or contract provisions could result in civil, criminal, and administrative liability, including substantial monetary fines or damages, termination of government contracts, and suspension, debarment or ineligibility from doing business with the government. The effect of any of these possible actions by any governmental department or agency could adversely affect our business and results of operations.

We are exposed to the risks of a global market. Many of our products are either produced, or have major components produced, in the Asia Pacific region. We engage in U.S. dollar denominated transactions with U.S. divisions and subsidiaries of companies located in this region. As a result, we may be indirectly affected by risks associated with international events, including economic and labor conditions, political instability, tariffs and taxes, availability of products and currency fluctuations in the U.S. dollar versus the regional currencies. In the past, countries in the Asia Pacific region have experienced volatility in their currency, banking and equity markets. Future volatility could adversely affect the supply and price of products and components and ultimately, our results of operations.

We are exposed to litigation risk. CDW is party to legal proceedings that arise from time to time, both with respect to specific transactions and in the ordinary course of our business. We do not believe that any currently pending or threatened litigation will have a material adverse effect on our financial condition. Litigation, however, involves uncertainties and it is possible that the eventual outcome of litigation could adversely affect our results of operations for a particular period.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of December 31, 2006, we owned or leased a total of approximately 1.8 million square feet of space throughout North America. We own two properties: a combined corporate office and 450,000 square foot distribution center in Vernon Hills, Illinois, and a 513,000 square foot distribution center in North Las Vegas, Nevada. In addition, we conduct sales, services, and administrative activities in various leased locations throughout North America, including Berbee data centers in Madison, Wisconsin and Minneapolis, Minnesota.

We believe that our current facilities are suitable and adequate for the conduct of our business and that our existing distribution centers are sufficient to support our anticipated growth for the foreseeable future. For more information on lease obligations, see Note 9 to the Consolidated Financial Statements.

Item 3. Legal Proceedings

On September 9, 2003, CDW completed the purchase of certain assets of Bridgeport Holdings, Inc., Micro Warehouse, Inc., Micro Warehouse, Inc. of Ohio, and Micro Warehouse Gov/Ed, Inc. (collectively, "Micro Warehouse"). On September 10, 2003, Micro Warehouse filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). The Bankruptcy Court confirmed a plan of distribution with respect to Micro Warehouse which became effective on October 14, 2004. On March 3, 2005, the Bridgeport Holdings, Inc. Liquidating Trust (the "Liquidating Trust") filed a civil action in the Bankruptcy Court entitled Bridgeport Holdings Liquidating Trust, Inc. vs. CDW Corporation and CDW SAC, Inc. alleging that CDW did not pay reasonably equivalent value for the assets it acquired from Micro Warehouse and seeking to have CDW's "purchase of Micro Warehouse" set aside and an amount of damages, to be determined at trial, paid to it. On February 1, 2007, CDW entered into a settlement agreement (the "Settlement Agreement") to resolve the above referenced action pursuant to which CDW agreed to pay $25 million to the Liquidating Trust in return for a full release and complete dismissal of the litigation, with prejudice. While CDW believed it had good defenses to the claims by the Liquidating Trust, it agreed to settle the case in order to avoid the substantial costs and uncertainties involved with further litigation. The Settlement Agreement represents the compromise of a disputed claim and does not constitute an admission of liability on behalf of CDW. A Motion to Approve the Settlement Agreement was filed in the Bankruptcy Court by the Liquidating Trust on February 1, 2007. No objections were filed with the Bankruptcy Court, and the time for filing objections has expired. An order approving the Settlement Agreement was entered by the Bankruptcy Court on February 21, 2007. That order becomes final and nonappealable on March 5, 2007. CDW's settlement payment, and a motion by the Liquidating Trust to dismiss the litigation with prejudice, are both due on March 12, 2007.

From time to time, customers of CDW file voluntary petitions for reorganization under the United States bankruptcy laws. In such cases, certain pre-petition payments received by CDW could be considered preference items and subject to return to the bankruptcy administrator. CDW believes that the final resolution of any such preference items will not have a material adverse effect on its financial condition.

In addition, CDW is party to legal proceedings that arise from time to time, both with respect to specific transactions and in the ordinary course of our business. CDW is also subject to audit by federal, state and local tax authorities, by various government agencies relating to sales under certain government contracts and by vendors relating to vendor incentive programs.

We do not believe that any current audit or pending or threatened litigation will have a material adverse effect on our financial condition. Litigation and audits, however, involve uncertainties and it is possible that the eventual outcome of litigation or audits could adversely affect our results of operations for a particular period.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted during the fourth quarter of 2006 to a vote of security holders.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The following table sets forth for the periods indicated the high and low sales prices for the Company's common stock, which is traded on The Nasdaq Stock Market® under the symbol "CDWC". As of January 27, 2007, there were approximately 19,000 beneficial owners of the Company's common stock.

	2006		2005	
Quarter Ended	Low	High	Low	High
March 31	$ 54.80	$ 61.20	$ 55.46	$ 66.97
June 30	$ 52.42	$ 61.83	$ 51.86	$ 60.58
September 30	$ 50.28	$ 64.26	$ 56.00	$ 64.15
December 31	$ 62.10	$ 72.18	$ 53.51	$ 61.00

The following table presents information on cash dividends paid during the past two years:

Date Paid	Dividends Per Share	Total Dividends (in thousands)
June 30, 2006	$ 0.52	$ 40,723
June 30, 2005	$ 0.43	$ 35,114

Although in future years we plan to announce any dividend following the annual shareholders meeting, typically held in May, the timing and amount of any future dividends will depend upon the earnings, cash requirements and financial condition of the Company and other factors deemed relevant by our Board of Directors.

We did not repurchase any shares of our common stock in the three months ended December 31, 2006.

Stock Price Performance Graph

The following stock performance graph compares cumulative total stockholder return on the Company's common stock with the cumulative total return for (i) the S&P Midcap 400 Index and (ii) the Company's Peer Group for the period commencing December 31, 2001 and ending December 31, 2006 where $100 was invested on December 31, 2001. The Company's Peer Group consists of GTSI Corp., Insight Enterprises, Inc., PC Connection, Inc., PC Mall, Inc., and Zones, Inc.

Historical stock price performance shown on the graph is not necessarily indicative of future price performance.


Total Return Index Dollars
200
150
100
50
0
12/31/2001
12/31/2002
12/31/2003
12/31/2004
12/31/2005
12/31/2006
CDW CORP
S&P MIDCAP 400 INDEX
PEER GROUP

	12/31/2001	12/31/2002	12/31/2003	12/31/2004	12/31/2005	12/31/2006
CDW Corporation..........	$100	$82	$108	$125	$109	$135
S&P Midcap 400 Index.......	$100	$85	$116	$135	$152	$168
Peer Group................	$100	$41	$85	$99	$81	$101

Item 6. **Selected Financial Data**

CDW Corporation and Subsidiaries
Selected Financial Data
(in thousands, except per share amounts)

	Year Ended December 31,													
	2006			2005			2004		2003			2002		
Income Statement Data:														
Net sales	$	6,785,473		$	6,291,845		$	5,737,774	$	4,664,616		$	4,264,579	
Income from operations	$	396,399	(1)	$	419,634		$	392,759	$	284,458		$	298,178	
Net income	$	266,080	(1)	$	272,092		$	241,445	$	175,186	(2)	$	185,249	
Earnings per share:														
Basic	$	3.37	(1)	$	3.35		$	2.90	$	2.10	(2)	$	2.18	
Diluted	$	3.30	(1)	$	3.26		$	2.79	$	2.03	(2)	$	2.10	
Dividends per share	$	0.52		$	0.43		$	0.36	$	0.30		$	0.00	

	December 31,									
	2006		2005		2004		2003		2002	
Financial Position:										
Cash, cash equivalents, and marketable securities	$	391,596	$	610,926	$	603,623	$	562,360	$	504,614
Total assets	$	1,951,427	$	1,649,056	$	1,520,935	$	1,311,632	$	1,095,664
Total debt and capitalized lease obligations	$	762	$	-	$	-	$	-	$	-

(1) Includes one-time expense of $25.0 million ($15.4 million after-tax) for a negotiated settlement of litigation involving the Company's 2003 purchase of selected assets of Micro Warehouse. This expense impacted basic and diluted earnings per share by $0.20 and $0.19, respectively.

(2) Includes $22.3 million ($13.5 million after-tax) of transaction and integration expenses recorded in connection with the Micro Warehouse transactions. These expenses impacted basic and diluted earnings per share by $0.16 per share.

Item 7. <u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the Notes thereto.

Overview

CDW Corporation (collectively with its subsidiaries, "CDW" or the "Company") is a leading provider of multi-branded information technology products and services in the United States and Canada. We focus on meeting the technology needs of our customers in business, government, and education through our extensive offering of products from leading brands and a variety of value-added services.

For financial reporting purposes, we have three operating segments: corporate sector, which is primarily comprised of business customers; public sector, which is comprised of federal, state and local government entities, educational institutions, and healthcare institutions; and Berbee, a new segment as a result of our acquisition of Berbee Information Networks Corporation ("Berbee") in October 2006, which provides advanced information technology solutions. See Note 16 to the Consolidated Financial Statements for more information on our operating segments.

CDW management monitors a number of financial and non-financial measures and ratios on a daily, weekly, and monthly basis in order to track the progress of the business and make adjustments as necessary. We believe that the most important of these measures and ratios include daily sales, by business segment and total company, gross margin, number of orders shipped per day, number of orders shipped complete per day, inventory balance, aging, and turnover, cash, cash equivalents, and marketable securities balance, accounts receivable balance and aging, accounts receivable days sales outstanding, operating expenses, and operating margin. We also monitor certain measures and ratios specifically for the Berbee operating segment, such as realized bill rates, utilization of engineers and consultants, and employee turnover. The measures and ratios are compared to standards or objectives set by management, so that actions can be taken, as necessary, in order to achieve the standards and objectives.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make use of certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reported periods. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates, and revisions to estimates are included in our results for the period in which the actual amounts become known. The estimates and assumptions used in accounting for revenue recognition, inventory valuation and vendor transactions have the most significant impact on our consolidated financial statements, and therefore, are considered to be our critical accounting policies. The following discussion details the estimates and assumptions associated with these policies.

Revenue recognition. We record revenue from sales transactions when both risk of loss and title to products sold pass to the customer. Our shipping terms dictate that the passage of title occurs upon receipt of products by the customer. The majority of our revenue relates to physical products and are recognized on a gross basis with the selling price to the customer recorded as net sales and the acquisition cost of the product recorded as cost of sales. Software assurance products, third party services and extended warranties that we sell (for which we are not the primary obligor) are recognized on a net basis in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition" and Emerging Issues Task Force 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." Accordingly, such revenue is recognized in net sales either at the time of sale or over the contract period, based on the nature of the contract, at the net amount retained by us, with no cost of sales. Revenue from information technology consulting or professional services is either recognized as incurred for services billed at an hourly rate or recognized using the percentage of completion method for services provided at a fixed fee. Revenue for data center services, including Internet connectivity, Web hosting, server co-location, and managed services, is recognized over the period service is provided.

In accordance with our revenue recognition policy, we estimate the value of products that have shipped but that have not been received by the customer and record an adjustment to reverse the impact of these sales out of our results for the current period and into our results for the subsequent period. In doing so, we perform an analysis to determine the estimated number of days that product is in transit, using data from commercial delivery services and other sources. Changes in delivery patterns may result in a different number of business days used in making this adjustment and could have a material impact on our revenue recognition for the current period.

Inventory valuation. Inventory is valued at the lower of cost or market value. We decrease the value of inventory for estimated obsolescence equal to the difference between the cost of inventory and the estimated market value, based upon an aging analysis of the inventory on hand, specifically known inventory-related risks, and assumptions about future demand and market conditions. If future demand or actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Vendor transactions. We receive incentives from vendors related to cooperative advertising allowances, volume rebates, bid programs, price protection and other programs. These incentives generally relate to written agreements with specified performance requirements with the vendors and are recorded as adjustments to cost of sales or advertising expense, as appropriate. Vendors may change the terms of some or all of these programs which could have an impact on our results of operations. The inability to collect receivables related to these vendor transactions could have a material impact on gross margin and operating income.

Acquisition of Berbee Information Networks Corporation

On October 11, 2006, we completed the acquisition of Berbee for a total purchase price of $186.1 million, including an adjustment for working capital. For more information on Berbee, see "Acquisitions" in Item 1 of Part I of this 10-K and Note 3 to the Consolidated Financial Statements.

Recently Adopted and Newly Issued Accounting Standards

On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" ("SFAS 123R"). SFAS 123R requires the Company to measure all share-based payments to coworkers and directors using a fair-value-based method and record compensation expense related to these payments in our consolidated financial statements. We have elected to use the modified prospective method, which allows for prospective recognition of compensation expense without restatement of prior periods in the year of adoption.

See Note 11 to the Consolidated Financial Statements for further information on the adoption of SFAS 123R and the related disclosures, including pro forma information for prior periods as if we had recorded share-based compensation expense.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109" ("FIN 48"). FIN 48 prescribes a two-step process for the financial statement measurement and recognition of a tax position taken or expected to be taken in an income tax return. The first step involves the determination of whether it is more likely than not that a tax position will be sustained upon examination, based on the technical merits of the position. The second step requires that any tax position that meets the more-likely-than-not recognition threshold be measured and recognized in the financial statements at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the accounting for related interest and penalties, financial statement classification, and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006. We do not expect the adoption of FIN 48 to have a material impact on our financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies where other accounting pronouncements require or permit fair value measurements; it does not require any new fair value measurements. The effects of adopting SFAS 157 will be determined by the types of instruments carried at fair value in our financial statements at the time of adoption as well as the method utilized to determine their fair values prior to adoption. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact SFAS 157 will have on our financial statements.

Results of Operations

The following table sets forth for the periods indicated information derived from our consolidated statements of income expressed as a percentage of net sales:

Financial Results	Percentage of Net Sales Years Ended December 31,		
	2006	2005	2004
Net sales	100.0 %	100.0 %	100.0 %
Cost of sales	84.2	84.6	84.8
Gross profit	15.8	15.4	15.2
Selling and administrative expenses	7.8	6.9	6.7
Advertising expense	1.8	1.8	1.6
Litigation settlement	0.4	-	-
Income from operations	5.8	6.7	6.9
Interest and other income	0.3	0.2	0.1
Income before income taxes	6.1	6.9	7.0
Income tax provision	2.2	2.6	2.8
Net income	3.9 %	4.3 %	4.2 %

The following table sets forth for the periods indicated a summary of certain of our consolidated operating statistics:

Operating Statistics	Years Ended December 31,		
	2006	2005	2004
Sales force, end of period (1)	2,589	2,153	2,012
Annualized inventory turnover	23	24	24
Accounts receivable - days sales outstanding (2)	46	37	37
Direct Web sales (000's)	$1,981,921	$1,769,032	$1,525,712
Net sales per coworker (000's) (2)	$1,389	$1,545	$1,504
Return on shareholders' equity (2)	20.7%	22.4%	21.1%

(1) Includes 206 Berbee sales force coworkers.

(2) These statistics were negatively impacted, in part, by the acquisition of Berbee in October 2006. Berbee results were only included in our consolidated financial statements from the date of acquisition through the end of the year.

The following table presents net sales of products by product category as a percentage of total net sales of products. Net sales of products do not include items such as commission revenue or delivery charges to customers, and were approximately 97% of total net sales in the years ended December 31, 2006, 2005 and 2004.

Product lines are based upon internal product code classifications. Product mix for the years ended December 31, 2005 and 2004 have been retroactively adjusted for certain changes in individual product classifications.

Analysis of Product Mix	Years Ended December 31,		
	2006	2005	2004
Notebook computers and accessories	13.0 %	12.6 %	13.6 %
Desktop computers and servers	13.2	14.0	13.7
Subtotal computer products	26.2	26.6	27.3
Software	17.2	17.2	16.8
Data storage devices	13.5	13.7	13.3
Printers	11.2	12.1	12.8
NetComm products	11.5	10.1	9.7
Video	9.2	9.2	9.4
Add-on boards/memory	4.6	4.5	4.6
Input devices	3.2	3.2	3.3
Other	3.4	3.4	2.8
Total	100.0 %	100.0 %	100.0 %

The following table presents the change in year-over-year net sales of products by product category for each of the periods indicated. Product lines are based upon internal product code classifications. The rates of change for the years ended December 31, 2005 and 2004 have been retroactively adjusted for certain changes in individual product classifications.

Analysis of Product Category Growth	Years Ended December 31,		
	2006	2005	2004
Notebook computers and accessories	10.7 %	1.5 %	30.5 %
Desktop computers and servers	1.4	12.5	28.5
Subtotal computer products	5.8	7.0	29.5
Software	7.5	12.4	23.6
Data storage devices	5.8	13.3	16.1
Printers	(0.8)	4.6	13.5
NetComm products	22.1	14.4	18.6
Video	7.2	7.1	27.9
Add-on boards/memory	10.9	7.5	28.6
Input devices	7.2	6.5	23.2
Other	9.7	30.4	37.5

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net sales in 2006 increased 7.8% to $6.785 billion, compared to $6.292 billion in 2005. Results for 2006 included sales made by Berbee from October 11, 2006, the acquisition date, through the end of the year. Sales of notebook computers and accessories, netcomm products, and add-on boards/memory each increased more than 10% in 2006 over 2005. Corporate sector segment sales increased 2.3%, to $4.514 billion in 2006 from $4.411 billion in 2005, and comprised 66.5% of our total net sales for 2006. Public sector segment sales increased 15.0%, to $2.162 billion in 2006 from $1.881 billion in 2005, and comprised 31.9% of our total net sales for 2006. The Berbee segment, new in 2006 as a result of the Berbee acquisition, generated sales of $109 million from the date of acquisition through the end of the year and comprised 1.6% of our total net sales in 2006.

Gross profit increased 10.6% to $1.070 billion in 2006, compared to $967.6 million in 2005. As a percentage of net sales, gross profit was 15.8% in 2006, compared to 15.4% in 2005. The increase in the gross profit margin was primarily due to higher product margins, increased net service contract revenue and commission revenue, and a higher level of vendor incentives.

Selling and administrative expenses increased 22.3% in 2006 to $530.1 million, compared to $433.5 million in 2005, while increasing as a percentage of net sales to 7.8% in 2006 versus 6.9% in 2005. The primary reasons for the increase in selling and administrative expenses were:

- Payroll and employee-related costs increased $70.9 million. This increase was primarily due to the continued investment in our sales force, increases in administrative areas to support a larger and growing business, and increased sales commission expense due to the achievement of a higher gross profit margin. Our sales force increased to 2,589 at December 31, 2006 (including 206 Berbee sales force coworkers), from 2,153 at December 31, 2005. Our sales force consists of account managers (including field sales representatives) as well as product category specialists who provide consultation in areas requiring technical or specialized product expertise such as networking, security, data storage, and volume software licensing. Included in payroll costs in 2006 was $6.3 million related to the operation of our distribution center in North Las Vegas, Nevada, which became operational in late 2005. In addition, we recorded $15.8 million in share-based compensation expense during 2006 due to the adoption of SFAS 123R on January 1, 2006.

- Occupancy costs increased $8.7 million, primarily due to $12.0 million of depreciation expense, rent and operating expenses, such as property taxes and utilities, related to our distribution center in North Las Vegas, Nevada and additional leased office space in Chicago and Vernon Hills, Illinois. These expenses were partially offset by $1.9 million in increased local economic development incentives related to new office locations and reductions in other areas.

- Other selling and administrative expenses increased $17.1 million. This includes $1.0 million in expenses related to our distribution center in North Las Vegas, Nevada. In 2006, we recorded severance expense of $2.8 million in connection with payments to several individuals who left the Company. In addition, we had increased administrative expenses required to support a larger business, such as professional fees, general insurance, and travel and entertainment expenses.

Advertising expense increased to $118.3 million in 2006, compared to $114.5 million in 2005. As a percentage of net sales, advertising expense was 1.8% in 2006 and 2005.

In the fourth quarter of 2006, we recorded a one-time expense of $25.0 million in connection with the negotiated settlement of the previously disclosed litigation involving our 2003 purchase of selected assets of Micro Warehouse. This expense was 0.4% of net sales in 2006.

Consolidated operating income was $396.4 million in 2006, a decrease of 5.5% from $419.6 million in 2005. Consolidated operating income as a percentage of net sales decreased to 5.8% in 2006, compared to 6.7% in the same period of 2005. The decrease in operating income as a percentage of net sales was primarily due to the increased selling and administrative expenses and the litigation settlement, partially offset by the increased gross profit. Corporate sector segment operating income was $350.6 million in 2006, an increase of 2.6% from $341.8 million in 2005. The increase in corporate sector segment operating income was primarily due to improved gross profit margin, partially offset by the recognition of share-based compensation expense due to the adoption of SFAS 123R. Public sector segment operating income was $106.7 million in 2006, a decrease of 3.4% from $110.4 million in 2005. The decrease in public sector segment operating income was primarily due to lower gross profit margin, increased selling and administrative expenses related to the investment in additional sales resources, and the recognition of share-based compensation expense due to the adoption of SFAS 123R. Headquarters expenses increased to $64.7 million in 2006 compared to $32.6 million in 2005, primarily due to the litigation settlement expense of $25.0 million, a larger number of coworkers, and the recognition of share-based compensation expense due to the adoption of SFAS 123R.

Interest income increased 30.6% in 2006, to $19.8 million compared to $15.2 million in 2005. This increase was primarily due to higher interest rates in 2006 compared to 2005.

The effective income tax rate, expressed as a percentage of income before income taxes, decreased to 35.8% in 2006 compared to 37.2% in 2005. This decrease was primarily attributable to the resolution of an audit of the Company's 2003 federal income tax return in the second quarter of 2006 and a benefit relating to the reduction of tax reserves due to the expiration of the statute of limitations for the 2002 tax year in the third quarter of 2006. The change in the effective tax rate increased diluted earnings per share in 2006 by approximately $0.07 compared to 2005.

Net income in 2006 was $266.1 million, a 2.2% decrease from $272.1 million in 2005. Net income in 2006 included the litigation settlement expense of $15.4 million after-tax.

Diluted earnings per share were $3.30 in 2006, an increase of 1.2% from $3.26 in 2005. The litigation settlement expense in 2006 decreased diluted earnings per share by approximately $0.19. The change in the weighted-average number of common shares outstanding in 2006 compared to 2005 increased diluted earnings per share by approximately $0.12.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net sales in 2005 increased 9.7% to $6.292 billion, compared to $5.738 billion in 2004. Sales of desktop computers and servers, software, data storage devices and netcomm products each increased more than 10% in 2005 over 2004. Corporate sector segment sales increased 7.4%, to $4.411 billion in 2005 from $4.105 billion in 2004, and comprised 70% of our total net sales for 2005. Public sector segment sales increased 15.2%, to $1.881 billion in 2005 from $1.633 billion in 2004, and comprised 30% of our total sales for 2005.

Gross profit increased 11.2% to $967.6 million in 2005, compared to $870.1 million in 2004. As a percentage of net sales, gross profit was 15.4% in 2005, compared to 15.2% in 2004. The increase in the gross profit percentage was primarily due to a larger amount of cooperative advertising funds classified as a reduction of cost of sales and improved product margins, partially offset by reduced customer charges for delivery and a lower level of vendor incentives.

Selling and administrative expenses increased 12.1% to $433.5 million in 2005, compared to $386.6 million in 2004, while increasing as a percentage of net sales to 6.9% versus 6.7% in 2004. Included in selling and administrative expenses in 2004 were $3.9 million of transaction and integration expenses related to the Micro Warehouse transactions (see Note 18 to the Consolidated Financial Statements for more information on the Micro Warehouse transactions). The primary drivers of the increase in selling and administrative expenses are discussed below.

- Payroll costs increased $38.3 million, primarily due to our continued investment in our sales force and increases in administrative areas to support a larger and growing business. Our sales force increased to 2,153 at December 31, 2005, from 2,012 at December 31, 2004. Our sales force consists of account managers (including field sales representatives) as well as product category specialists who provide consultation in areas requiring technical or specialized product expertise such as networking, security, data storage, and volume software licensing. In addition, payroll costs for 2005 include $3.7 million of compensation expense in connection with the acceleration of vesting of stock options for coworkers through the manager level. Payroll costs for 2004 included $1.5 million of expenses for former Micro Warehouse employees performing transition services.

- Employee-related costs (which include items such as profit sharing, incentive awards, and insurance) increased $2.8 million, primarily due to $4.0 million of additional profit sharing expense related to the additional contribution to the 401(k) plan in conjunction with a modification to the Company's stock option program and increased expenses to support a larger number of coworkers. These expenses were partially offset by a reduction of $5.3 million in an accrual for a company-wide incentive bonus program. The accrual was adjusted based on certain program modifications which provided for specific payout levels for partial achievement of full year financial objectives.

- Occupancy costs increased $1.7 million. This increase was primarily due to increased depreciation related to asset additions for new sales offices and new financial systems, partially offset by reduced rent. Occupancy costs for 2004 included $0.8 million of facility expenses related to the Micro Warehouse transactions.

- Other selling and administrative costs increased $4.1 million. The increase was primarily due to increased administrative expenses required to support a larger business, such as professional fees and travel and entertainment expenses. Other selling and administrative costs for 2004 included $1.6 million of costs related to the Micro Warehouse transactions.

Net advertising expense increased to $114.5 million in 2005, compared to $90.8 million in 2004. This was due to an increase in gross advertising expense and an increase in cooperative advertising funds classified as a reduction of cost of sales rather than as a reduction of advertising expense in 2005 compared to 2004. As a percentage of net sales, net advertising expense increased to 1.8% in 2005, compared to 1.6% in 2004.

Consolidated operating income was $419.6 million in 2005, a 6.8% increase from $392.8 million in 2004. Consolidated operating income as a percentage of net sales was 6.7% in 2005, compared to 6.9% in 2004. Corporate sector segment operating income was $341.8 million in 2005, a 4.4% increase from $327.5 million in 2004. The increase in corporate sector segment operating income was primarily due to an increase in sales, partially offset by increased expenses related to the ongoing investment in the sales force. Public sector segment operating income was $110.4 million in 2005, an 18.2% increase from $93.4 million in 2004. The increase in public sector segment operating income was primarily due to a 15.2% increase in sales during 2005 compared to 2004. Headquarters expenses increased to $32.6 million in 2005, compared to $28.2 million in 2004, primarily due to a larger number of coworkers and increased depreciation expense, partially offset by $3.9 million of integration expenses related to the Micro Warehouse transactions incurred during 2004 that did not repeat. Headquarters expenses also included $3.7 million of compensation expense in connection with the acceleration of vesting of stock options for coworkers through the manager level and the impact of a $5.3 million reduction in an accrual for a company-wide incentive bonus program.

The effective income tax rate, expressed as a percentage of income before income taxes, decreased to 37.2% in 2005 compared to 39.6% in 2004. On April 1, 2005, we voluntarily began collecting sales taxes on sales to all corporate customers in all states that impose sales taxes. Prior to April 1, 2005, we collected sales tax when applicable on sales to corporate customers only in states where the requisite nexus existed. In conjunction with collecting state sales tax, we began filing state income tax returns for all of our legal entities in all states. Due to differences in state income tax laws, including differences in how income is apportioned, we expected our overall effective tax rate to be lower in 2005 than 2004. The change in the effective tax rate increased diluted earnings per share in 2005 by approximately $0.13 compared to 2004.

Net income in 2005 was $272.1 million, a 12.7% increase from $241.4 million in 2004. Diluted earnings per share were $3.26 in 2005, an increase of 16.8% from $2.79 in 2004.

Seasonality

Sales in our corporate sector segment, which primarily serves business customers, have not historically experienced significant seasonality throughout the year. In contrast, sales in our public sector segment have historically been higher in the third quarter than in other quarters due to the buying patterns of federal government and education customers. If sales to federal government and education customers increase as a percentage of overall sales, the Company as a whole may experience increased seasonality in future periods.

Legal Proceedings

For a description of certain legal proceedings, see Item 3 of Part I of this Form 10-K.

Liquidity and Capital Resources

Working Capital

We have historically financed our operations and capital expenditures primarily through cash flow from operations. At December 31, 2006, we had cash, cash equivalents, and current marketable securities of $351.6 million, representing a decrease of $220.2 million in cash, cash equivalents, and current marketable securities from December 31, 2005. Our cash, cash equivalents, and current marketable securities balances at December 31, 2006 were reduced primarily due to the cash consideration paid to acquire Berbee in October 2006. Our working capital decreased $113.3 million, to $1.020 billion at December 31, 2006 from $1.133 billion at December 31, 2005.

We have an aggregate $70.0 million available pursuant to two $35.0 million unsecured lines of credit with two financial institutions. One line of credit was renewed in June 2006 and expires in June 2007. The other line does not have a fixed expiration date. The Company does not incur any facility fees associated with either line of credit. At December 31, 2006, there were no borrowings under either of the credit facilities.

We have entered into security agreements with certain financial institutions in order to facilitate the purchase of inventory from various suppliers under certain terms and conditions. The agreements allow for a maximum credit line of $150.0 million collateralized by the inventory purchases financed by the financial institutions and certain other assets. We do not incur any interest expenses associated with these agreements, as we pay the balances when they are due. At December 31, 2006 and 2005, we owed the financial institutions approximately $108.1 million and $43.8 million, respectively, which is included in trade accounts payable. The increase at December 31, 2006 compared to December 31, 2005 is primarily due to the acquisition of Berbee.

Since 1998, we have repurchased a total of 17.5 million shares of our common stock at a total cost of $876.9 million under various share repurchase programs authorized by our Board of Directors. The program authorizing the repurchase of 4,529,600 shares that was approved by our Board of Directors in April 2005 was completed in March 2006. In April 2006, our Board of Directors authorized a new share repurchase program of up to 5,000,000 shares of our common stock. Share repurchases may be made from time to time in both open market and private transactions, as conditions warrant. The new program is expected to remain in effect through April 2008, unless earlier terminated by the Board or completed. The following table presents share repurchases for the years ended December 31, 2006, 2005 and 2004 (in thousands):

Year	Shares	Amount
2006	4,059	$ 227,669
2005	4,570	$ 258,298
2004	1,352	$ 86,010

As of December 31, 2006, 3.2 million shares remained available for repurchase under our current program. Repurchased shares are held in treasury pending use for general corporate purposes, including issuances under various employee stock plans.

The following table presents information on dividends paid during the past three years:

Date Paid	Dividends Per Share	Total Dividends (in thousands)
June 30, 2006	$ 0.52	$ 40,723
June 30, 2005	$ 0.43	$ 35,114
June 30, 2004	$ 0.36	$ 30,027

In future years, we plan to announce any dividend following the annual shareholders meeting, typically held in May. The timing and amount of any future dividends will depend upon the earnings, cash requirements and financial condition of the Company and other factors deemed relevant by our Board of Directors.

Capital expenditures in 2006 totaled $85.6 million. This includes the purchase of the North Las Vegas, Nevada distribution center in December 2006 for $29.6 million, expenditures for machinery and equipment and leasehold improvements related to the North Las Vegas, Nevada distribution center and new leased office space in Chicago and Vernon Hills, Illinois, and improvements to our information technology systems.

Total capital expenditures for 2007 are expected to be approximately $55 million to $60 million. Our internally generated cash flow has been sufficient to fund our capital expenditures and we believe this will continue.

Our current and anticipated uses of our cash, cash equivalents, and marketable securities are to fund growth in working capital and capital expenditures necessary to support future growth in sales, our share repurchase programs, potential dividends, and possible expansion through acquisitions. We believe that the funds held in cash, cash equivalents, and marketable securities, and funds available under the credit facilities, will be sufficient to fund our working capital and cash requirements for the foreseeable future.

Cash Flows

Net cash provided by operating activities in 2006 was $216.7 million. The primary factors that affected our cash flow from operations were net income and the increase in accounts receivable at December 31, 2006 compared to December 31, 2005.

Net cash used in investing activities in 2006 was $99.6 million, including $574.0 million provided by redemptions and sales of marketable securities offset by $407.3 million to purchase marketable securities and $85.6 million for capital expenditures. In addition, we used $177.9 million to acquire Berbee and $2.8 million to acquire Technology Resource Center, Inc., an education software reseller.

Net cash used in financing activities in 2006 was $170.2 million. The primary factors that affected our cash flow from financing activities were the repurchase of shares of our common stock at a total cost of $227.7 million and the payment of cash dividends totaling $40.7 million, partially offset by proceeds of $78.3 million from the issuance of common stock under share-based compensation plans.

Aggregate Contractual Obligations

We are obligated under various operating lease agreements for office facilities that generally provide for minimum rent payments and a proportionate share of operating expenses and property taxes and include certain renewal and expansion options. For the years ended December 31, 2006, 2005 and 2004, rent expense was $14.9 million, $11.4 million and $13.8 million, respectively.

In connection with the acquisition of Berbee, we assumed certain capital lease obligations for office equipment.

The following table summarizes our contractual commitments under capital and operating lease agreements as of December 31, 2006 (in thousands). We expect to fulfill these commitments from our working capital.

	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Operating leases	$ 103,187	$ 11,888	$ 25,172	$ 20,079	$ 46,048
Capital leases	830	562	268	-	-
Total	$ 104,017	$ 12,450	$ 25,440	$ 20,079	$ 46,048

Any statements in this report that are forward-looking (that is, not historical in nature) are made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, for example, statements concerning the Company's sales growth, cooperative advertising reimbursements, vendor incentives, gross profit as a percentage of sales, selling and administrative expenses, advertising expense, operating income as a percentage of sales, and effective tax rate. In addition, words such as "likely," "may," "would," "could," "should," "anticipate," "believe," "estimate," "expect," "intend," "plan," "objective," and similar expressions, may identify forward-looking statements in this report. Forward-looking statements in this report are based on the Company's beliefs and expectations as of the date of this report and are subject to risks and uncertainties, including those outlined in detail in this report in Item 1A – Risk Factors and other factors identified from time to time in the Company's filings with the Securities and Exchange Commission. Such risks and uncertainties may have a significant impact on the Company's business, operating results or financial condition. Investors are cautioned that these forward-looking statements are inherently uncertain. Should one or more of the risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company's investments in marketable securities as of December 31, 2006 all mature before December 31, 2008 and are concentrated in U.S. Government and Government agency securities, municipal bonds and corporate fixed income securities. As such, the risk of significant changes in the value of these securities as a result of a change in market interest rates is minimal.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 excluded Berbee Information Networks Corporation, which was acquired by the Company in October 2006 in a purchase business combination. Berbee Information Networks Corporation is a wholly-owned subsidiary of the Company whose total assets and total net sales represented 16.6% and 1.6%, respectively, of consolidated total assets and consolidated net sales of the Company as of and for the year ended December 31, 2006. Companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition under guidelines established by the Securities and Exchange Commission.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

CDW Corporation
Vernon Hills, Illinois
March 1, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of CDW Corporation:

We have completed integrated audits of CDW Corporation's consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of CDW Corporation and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 11 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing on Page 27 of the Company's Annual Report on Form 10-K for the year ended December 31, 2006, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control Over Financial Reporting, management has excluded Berbee Information Networks Corporation from its assessment of internal control over financial reporting as of December 31, 2006 because it was acquired by the Company in a purchase business combination in October 2006. We have also excluded Berbee from our audit of internal control over financial reporting. Berbee is a wholly-owned subsidiary whose total assets and total revenues represent 16.6% and 1.6%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chicago, Illinois
March 1, 2007

CDW CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31, 2006	December 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 148,081	$ 201,250
Marketable securities	203,515	370,500
Accounts receivable, net of allowance for doubtful accounts of $9,995 and $9,564, respectively	850,002	637,245
Merchandise inventory	261,858	243,564
Miscellaneous receivables	55,881	27,848
Deferred income taxes	15,060	12,562
Prepaid expenses and other	15,139	8,274
Total current assets	1,549,536	1,501,243
Marketable securities	40,000	39,176
Property and equipment, net	171,448	97,277
Goodwill	119,491	-
Other intangible assets, net	63,603	4,767
Other assets	7,349	6,593
Total assets	$ 1,951,427	$ 1,649,056
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 354,307	$ 245,201
Accrued expenses:		
Compensation	54,301	42,585
Income taxes	4,028	7,409
Sales taxes	20,378	21,473
Advertising	28,775	18,193
Other	67,592	32,900
Total current liabilities	529,381	367,761
Deferred income taxes	10,762	-
Other liabilities	24,119	16,730
Commitments and contingencies	-	-
Shareholders' equity:		
Preferred shares, $1.00 par value; 5,000 shares authorized; none issued	-	-
Common shares, $.01 par value; 500,000 shares authorized; 96,312 and 93,447 shares issued, respectively	963	934
Paid-in capital	631,984	507,832
Retained earnings	1,630,620	1,405,263
Unearned compensation	-	(400)
Accumulated other comprehensive income	494	163
	2,264,061	1,913,792
Less cost of common shares in treasury; 17,543 shares and 13,483 shares, respectively	(876,896)	(649,227)
Total shareholders' equity	1,387,165	1,264,565
Total liabilities and shareholders' equity	$ 1,951,427	$ 1,649,056

The accompanying notes are an integral part of the consolidated financial statements.

CDW CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Years Ended December 31, 2006	2005	2004
Net sales	$ 6,785,473	$ 6,291,845	$ 5,737,774
Cost of sales	5,715,630	5,324,215	4,867,650
Gross profit	1,069,843	967,630	870,124
Selling and administrative expenses	530,120	433,482	386,563
Advertising expense	118,324	114,514	90,802
Litigation settlement	25,000	-	-
Income from operations	396,399	419,634	392,759
Interest income	19,796	15,155	8,968
Other expense, net	(1,844)	(1,831)	(1,867)
Income before income taxes	414,351	432,958	399,860
Income tax provision	148,271	160,866	158,415
Net income	$ 266,080	$ 272,092	$ 241,445
Earnings per share:			
Basic	$ 3.37	$ 3.35	$ 2.90
Diluted	$ 3.30	$ 3.26	$ 2.79
Weighted-average number of common shares outstanding:			
Basic	78,874	81,128	83,391
Diluted	80,651	83,566	86,552
Dividends per share	$ 0.52	$ 0.43	$ 0.36

The accompanying notes are an integral part of the consolidated financial statements.

CDW CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Total Shareholders' Equity	Common Shares	Paid-In Capital	Retained Earnings	Unearned Compensation	Treasury Shares	Accumulated Other Comprehensive Income	Comprehensive Income
Balance at December 31, 2003	$ 1,061,184	$ 909	$ 408,413	$ 956,867	$ (269)	$ (304,919)	$ 183	
Amortization of unearned compensation	252	-	-	-	252	-	-	
Share-based compensation	62	-	62	-	-	-	-	
Issuance of common stock under share-based compensation plans	34,866	13	34,853	-	-	-	-	
Tax benefit from stock option and restricted stock transactions	19,625	-	19,625	-	-	-	-	
Purchase of treasury shares	(86,010)	-	-	-	-	(86,010)	-	
Cash dividends	(30,027)	-	-	(30,027)	-	-	-	
Net income	241,445	-	-	241,445	-	-	-	$ 241,445
Net unrealized losses on marketable securities	(237)	-	-	-	-	-	(237)	(237)
Foreign currency translation adjustment	257	-	-	-	-	-	257	257
Comprehensive income								$ 241,465
Balance at December 31, 2004	1,241,417	922	462,953	1,168,285	(17)	(390,929)	203	
Amortization of unearned compensation	79	-	-	-	79	-	-	
Share-based compensation	3,794	-	4,256	-	(462)	-	-	
Issuance of common stock under share-based compensation plans	29,683	12	29,671	-	-	-	-	
Tax benefit from stock option and restricted stock transactions	10,952	-	10,952	-	-	-	-	
Purchase of treasury shares	(258,298)	-	-	-	-	(258,298)	-	
Cash dividends	(35,114)	-	-	(35,114)	-	-	-	
Net income	272,092	-	-	272,092	-	-	-	$ 272,092
Net unrealized losses on marketable securities, net of tax	(155)	-	-	-	-	-	(155)	(155)
Foreign currency translation adjustment	115	-	-	-	-	-	115	115
Comprehensive income								$ 272,052
Balance at December 31, 2005	1,264,565	934	507,832	1,405,263	(400)	(649,227)	163	
Reclass upon adoption of SFAS 123R	-	-	(400)	-	400	-	-	
Share-based compensation	15,754	-	15,754	-	-	-	-	
Issuance of common stock under share-based compensation plans	78,337	29	78,308	-	-	-	-	
Excess tax benefit from stock option and restricted stock transactions	30,490	-	30,490	-	-	-	-	
Purchase of treasury shares	(227,669)	-	-	-	-	(227,669)	-	
Cash dividends	(40,723)	-	-	(40,723)	-	-	-	
Net income	266,080	-	-	266,080	-	-	-	$ 266,080
Net unrealized gains on marketable securities, net of tax	392	-	-	-	-	-	392	392
Foreign currency translation adjustment	(61)	-	-	-	-	-	(61)	(61)
Comprehensive income								$ 266,411
Balance at December 31, 2006	$ 1,387,165	$ 963	$ 631,984	$ 1,630,620	$ -	$ (876,896)	$ 494	

The accompanying notes are an integral part of the consolidated financial statements.

CDW CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 266,080	$ 272,092	$ 241,445
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	28,138	21,493	16,998
Accretion of marketable securities	(149)	(53)	392
Stock-based compensation expense	15,754	3,873	314
Allowance for doubtful accounts	1	(326)	(167)
Deferred income taxes	(13,726)	1,059	2,217
Gross excess tax benefits from share-based compensation	(17,053)	-	-
Tax benefit from stock option and restricted stock transactions	-	10,952	19,625
Minority interest	-	-	446
Gain on sale of investment in CDW Leasing, LLC	-	-	(287)
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable	(132,194)	(56,884)	(135,868)
Merchandise inventory	(17,813)	(30,342)	(29,332)
Other assets	(21,968)	(6,756)	(1,699)
Accounts payable	46,149	60,903	55,899
Accrued expenses	57,498	19,573	11,413
Long-term liabilities	5,996	8,076	2,810
Net cash provided by operating activities	216,713	303,660	184,206
Cash flows from investing activities:			
Purchases of available-for-sale securities	(327,323)	(392,058)	(528,820)
Redemptions and sales of available-for-sale securities	442,425	382,099	453,307
Purchases of held-to-maturity securities	(80,000)	(30,000)	(110,000)
Redemptions of held-to-maturity securities	131,600	85,000	70,000
Purchase of property and equipment	(85,567)	(49,062)	(22,113)
Acquisition of businesses, net of cash acquired	(180,742)	-	-
Sale of investment in CDW Leasing, LLC, net of cash sold	-	-	(2,321)
Net cash used in investing activities	(99,607)	(4,021)	(139,947)
Cash flows from financing activities:			
Purchase of treasury shares	(227,669)	(258,298)	(86,010)
Proceeds from issuance of common stock under share-based compensation plans	78,337	29,683	34,866
Dividends paid	(40,723)	(35,114)	(30,027)
Gross excess tax benefits from share-based compensation	17,053		
Change in book overdrafts	2,788	16,421	(36,966)
Net cash used in financing activities	(170,214)	(247,308)	(118,137)
Effect of exchange rate changes on cash and cash equivalents	(61)	115	257
Net (decrease)/increase in cash	(53,169)	52,446	(73,621)
Cash and cash equivalents – beginning of period	201,250	148,804	222,425
Cash and cash equivalents – end of period	$ 148,081	$ 201,250	$ 148,804
Supplementary disclosure of cash flow information:			
Taxes paid	$ 137,422	$ 155,871	$ 134,769

The accompanying notes are an integral part of the consolidated financial statements.

CDW CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

CDW Corporation (collectively with its subsidiaries, "CDW" or the "Company") is a leading provider of multi-branded information technology products and services in the United States and Canada. We focus on meeting the technology needs of our customers in business, government, and education through our extensive offering of products from leading brands and a variety of value-added services.

Presented here is a summary of the most significant accounting policies used in the preparation of our consolidated financial statements. Our most significant accounting policies relate to the sale, purchase, distribution and promotion of our products. Therefore, our accounting policies in the areas of revenue recognition, inventory valuation, vendor purchase and merchandising arrangements and marketing activities, among others, are discussed.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of CDW Corporation and our wholly-owned subsidiaries. All intercompany transactions and accounts are eliminated in consolidation. As described in Note 14, one of our wholly-owned subsidiaries, CDW Capital Corporation ("CDWCC"), owned a 50 percent interest in CDW Leasing, LLC ("CDW-L") until CDWCC sold its interest in CDW-L effective August 1, 2004. In accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities, an interpretation of ARB 51," we consolidated CDW-L, beginning on December 31, 2003, until our interest was sold.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make use of certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported periods. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Significant estimates in these financial statements include allowances for doubtful accounts receivable, sales returns and pricing disputes, net realizable value of inventories, vendor transactions, loss contingencies and intangible assets. Actual results could differ from those estimates.

Allowance for doubtful accounts receivable. We provide allowances for doubtful accounts related to accounts receivable for estimated losses resulting from the inability of our customers to make required payments. We take into consideration the overall quality and aging of the receivable portfolio along with specifically identified customer risks. If actual customer payment performance were to deteriorate to an extent not expected, additional allowances may be required.

Sales returns and pricing disputes. At the time of sale, we record an estimate for sales returns and pricing disputes based on historical experience. If actual sales returns and pricing disputes are greater than estimated by management, additional expense may be incurred.

Inventory valuation. Inventory is valued at the lower of cost or market value. We decrease the value of inventory for estimated obsolescence equal to the difference between the cost of inventory and the estimated market value, based upon an aging analysis of the inventory on hand, specifically known inventory-related risks, and assumptions about future demand and market conditions. If future demand or actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Vendor transactions. We receive incentives from vendors related to cooperative advertising allowances, volume rebates, bid programs, price protection and other programs. These incentives generally relate to written agreements with specified performance requirements with the vendors and are recorded as adjustments to cost of sales or advertising expense, as appropriate. Vendors may change the terms of some or all of these programs which could have an impact on our results of operations.

Loss contingencies. We accrue for contingent obligations when a loss is probable and the amount can be reasonably estimated. As facts concerning contingencies become known, we reassess our position and make appropriate adjustments to the financial statements.

Intangible assets. We have recorded intangible assets, such as goodwill and customer relationships, and account for these in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 142 requires an annual test of goodwill and indefinite-lived assets for impairment, unless circumstances dictate more frequent assessments. SFAS 142 also requires that intangible assets with determinable lives be amortized over their respective estimated useful lives and reviewed annually for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). If circumstances change or a triggering event were to occur that would indicate impairment, we would be required to review our intangible assets for impairment and write-downs may be required.

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

Cash and Cash Equivalents

Cash and cash equivalents include all deposits in banks and short-term, highly liquid investments that are readily convertible to known amounts of cash and are so near maturity that there is insignificant risk of changes in value due to interest rate changes.

Marketable Securities

We classify securities with a stated maturity, which we intend to hold to maturity, as "held-to-maturity," and record such securities at amortized cost. Securities which do not have stated maturities or which we do not intend to hold to maturity are classified as "available-for-sale" and recorded at fair value, with unrealized holding gains or losses recorded as a separate component of Shareholders' Equity. We do not invest in trading securities. All securities are accounted for on a specific identification basis.

Our marketable securities are concentrated in securities of the U.S. Government, U.S. Government agencies and municipal bonds. Such investments are supported by the financial stability and credit standing of the U.S. Government or applicable U.S. Government agency or municipality.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. As previously discussed in this footnote, the allowance for doubtful accounts is our best estimate of losses resulting from the inability of our customers to make required payments.

Merchandise Inventory

Inventory is valued at the lower of cost or market. Cost is determined on the first-in, first-out method.

Property and Equipment

Property and equipment are stated at cost. We calculate depreciation using the straight-line method over the useful lives of the assets. Leasehold improvements are amortized over the shorter of their useful lives or the initial lease term. Expenditures for major renewals and improvements that extend the useful life of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. The following table shows estimated useful lives of property and equipment:

Classification	Estimated Useful Lives
Machinery and equipment	5 to 15 years
Building and leasehold improvements	5 to 25 years
Computer and data processing equipment	3 to 5 years
Computer software	3 to 5 years
Furniture and fixtures	5 to 10 years

Goodwill and Other Intangible Assets

We account for goodwill and other intangible assets in accordance with SFAS 142. Under SFAS 142, goodwill and indefinite-lived intangible assets are not amortized but are tested for impairment on an annual basis or if impairment indicators exist. Intangible assets with definite lives are amortized on a straight-line basis over their estimated useful lives, which range from 2-14 years.

Revenue Recognition

We record revenue from sales transactions when both risk of loss and title to products sold pass to the customer. Our shipping terms dictate that the passage of title occurs upon receipt of products by the customer. The majority of our revenue relates to physical products and are recognized on a gross basis with the selling price to the customer recorded as net sales and the acquisition cost of the product recorded as cost of sales. At the time of sale, we also record an estimate for sales returns based on historical experience. Software assurance products, third party services and extended warranties that we sell (for which we are not the primary obligor) are recognized on a net basis in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition" and Emerging Issues Task Force 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." Accordingly, such revenue is recognized in net sales either at the time of sale or over the contract period, based on the nature of the contract, at the net amount retained by us, with no cost of sales. Revenue from information technology consulting or professional services is either recognized as incurred for services billed at an hourly rate or recognized using the percentage of completion method for services provided at a fixed fee. Revenue for data center services, including Internet connectivity, Web hosting, server co-location, and managed services, is recognized over the period service is provided. In accordance with EITF 00-10, "Accounting for Shipping and Handling Fees and Costs," we record freight billed to our customers as net sales and the related freight costs as a cost of sales.

Vendor rebates are recorded when earned as a reduction of cost of sales. Price protection is recorded when earned as a reduction to cost of sales or merchandise inventory, as applicable.

Advertising

Advertising expense was $118.3 million, $114.5 million and $90.8 million in 2006, 2005 and 2004, respectively. Advertising costs are generally charged to expense in the period incurred. Cooperative reimbursements from vendors are recorded in the period the related advertising expenditure is incurred. We classify vendor consideration as either a reduction of advertising expense or as a reduction of cost of sales in accordance with Emerging Issues Task Force Issue No. 02-16, "Accounting for Consideration Received from a Vendor by a Customer (Including a Reseller of the Vendor's Products)." Most vendor consideration received by CDW for cooperative advertising is considered a reduction of cost of sales. Advertising expense is offset by cooperative advertising funds when the reimbursement represents specific, incremental and identifiable costs.

Earnings Per Share

We calculate earnings per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). Accordingly, we have disclosed earnings per share calculated using both the basic and diluted methods for all periods presented. A reconciliation of basic and diluted per share computations is included in Note 12.

Share-Based Compensation

On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" ("SFAS 123R"). SFAS 123R requires the Company to measure all share-based payments to coworkers and directors using a fair-value-based method and record compensation expense related to these payments in our consolidated financial statements. We have elected to use the modified prospective method, which allows for prospective recognition of compensation expense without restatement of prior periods in the year of adoption.

See Note 11 for further information on the adoption of SFAS 123R and the related disclosures, including pro forma information for prior periods as if we had recorded share-based compensation expense.

Fair Value of Financial Instruments

We estimate that the fair market value of all of our financial instruments at December 31, 2006 and 2005 are not materially different from the aggregate carrying value due to the short-term nature of these instruments or the nature of the underlying securities.

Treasury Shares

We intend to hold repurchased shares in treasury for general corporate purposes, including issuances under various stock plans. We account for treasury shares using the cost method.

Foreign Currency Translation

Our functional currency is the U.S. dollar. The functional currency of our Canadian subsidiary is the local currency, the Canadian dollar. Assets and liabilities of this subsidiary are translated at the spot rate in effect at the applicable reporting date and the results of operations are translated at the average exchange rates in effect during the applicable period. The resulting foreign currency translation adjustment is recorded as accumulated other comprehensive income, which is reflected as a separate component of shareholders' equity.

2. Recently Issued Accounting Standards

FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109" ("FIN 48")

In June 2006, the Financial Accounting Standards Board ("FASB") issued FIN 48. FIN 48 prescribes a two-step process for the financial statement measurement and recognition of a tax position taken or expected to be taken in an income tax return. The first step involves the determination of whether it is more likely than not that a tax position will be sustained upon examination, based on the technical merits of the position. The second step requires that any tax position that meets the more-likely-than-not recognition threshold be measured and recognized in the financial statements at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the accounting for related interest and penalties, financial statement classification, and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006. We do not expect the adoption of FIN 48 to have a material impact on our financial statements.

Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157")

In September 2006, the FASB issued SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies where other accounting pronouncements require or permit fair value measurements; it does not require any new fair value measurements. The effects of adopting SFAS 157 will be determined by the types of instruments carried at fair value in our financial statements at the time of adoption as well as the method utilized to determine their fair values prior to adoption. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact SFAS 157 will have on our financial statements.

3. Acquisition of Berbee Information Networks Corporation

On October 11, 2006, we completed the acquisition of Berbee Information Networks Corporation ("Berbee") for a total purchase price of $186.1 million, including an adjustment for working capital. Through the purchase of Berbee, our business strategy has evolved to include providing information technology solutions and engineering capabilities in advanced technologies.

Berbee provides information technology solutions and engineering capabilities in advanced technologies primarily across the Cisco, IBM, and Microsoft platforms. Areas of expertise include strategic technology planning, network infrastructure and unified communications, systems and storage, security, productivity applications and managed services. Berbee's customer base includes corporate, healthcare, education, and state and local government customers. Berbee operates as a separate strategic business unit of CDW with its current product and service offerings.

The acquisition was accounted for as the purchase of a business and, accordingly, the results of operations of the acquired business subsequent to the completion of the purchase are included in the accompanying consolidated financial statements, and the acquired assets and liabilities were recorded based upon their fair values at the date of acquisition. The excess of the purchase price over the net assets acquired is recorded as goodwill. The following table summarizes the purchase price and the fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

Cash consideration ($180,340 paid at closing; $4,741 paid in January 2007)	$	185,081
Direct acquisition costs		993
Total purchase price	$	186,074

Current assets (including $3,400 of cash)	$	94,193
Property and equipment		14,023
Intangible assets		60,000
Goodwill		117,547
Total assets acquired		285,763
Current liabilities		73,371
Long-term liabilities		26,318
Total liabilities assumed		99,689
Net assets acquired	$	186,074

The following table presents details of purchased intangible assets (dollars in thousands):

	Amount		Weighted-Average Life
Customer relationships	$	49,000	12.3 years
Packaged technology		5,000	6.0 years
License agreement		3,000	12.0 years
Trade name		3,000	2.0 years
	$	60,000	11.3 years

The $117.5 million of goodwill was assigned to the Berbee operating segment. None of this goodwill is expected to be deductible for tax purposes.

Pro Forma Results

The results of the Company include the results of Berbee from the date of acquisition. The following unaudited pro forma financial results present the combined results of operations of the Company and Berbee for the years ended December 31, 2006 and 2005 as if the acquisition had occurred at January 1, 2005 (in thousands, except per share amounts).

	2006		2005	
Net sales	$	7,118,427	$	6,600,251
Net income		271,605		275,102
Earnings per share:				
Basic		3.44		3.39
Diluted		3.37		3.29

The unaudited pro forma financial results are not intended to represent or be indicative of the Company's consolidated results of operations that would have been reported had the acquisition been completed as of the beginning of the periods presented and should not be taken as indicative of the Company's future consolidated results of operations.

4. Marketable Securities

Estimated fair values of marketable securities are based on quoted market prices.

The following table summarizes our investments in marketable securities at December 31, 2006 and 2005 (in thousands):

Security Type	Estimated Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Amortized Cost
December 31, 2006				
Available-for-sale:				
State and municipal bonds	$ 132,175	$ -	$ -	$ 132,175
Total available-for-sale	132,175	-	-	132,175
Held-to-maturity:				
U.S. Government and Government agency securities	111,072	-	(268)	111,340
Total held-to-maturity	111,072	-	(268)	111,340
Total marketable securities	$ 243,247	$ -	$ (268)	$ 243,515
December 31, 2005				
Available-for-sale:				
State and municipal bonds	$ 232,804	$ -	$ (111)	$ 232,915
Corporate fixed income securities	3,900	-	(14)	3,914
U.S Government and Government agency securities	72,972	-	(508)	73,480
Total available-for-sale	309,676	-	(633)	310,309
Held-to-maturity:				
U.S Government and Government agency securities	99,291	-	(709)	100,000
Total held-to-maturity	99,291	-	(709)	100,000
Total marketable securities	$ 408,967	$ -	$ (1,342)	$ 410,309

The following table presents the gross unrealized losses and fair values of our investments in marketable securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2006 and 2005 (in thousands):

	Less Than 12 Months		12 Months or Greater		Total	
Security Type	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2006						
U.S Government and Government agency securities	$ 69,878	$ (122)	$ 39,194	$ (146)	$ 109,072	$ (268)
Total	$ 69,878	$ (122)	$ 39,194	$ (146)	$ 109,072	$ (268)
December 31, 2005						
State and municipal bonds	$ 9,931	$ (69)	$ 14,958	$ (42)	$ 24,889	$ (111)
Corporate fixed income securities	-	-	3,900	(14)	3,900	(14)
U.S Government and Government agency securities	76,225	(555)	96,038	(662)	172,263	(1,217)
Total	$ 86,156	$ (624)	$ 114,896	$ (718)	$ 201,052	$ (1,342)

Because the Company believes that unrealized losses on fixed income securities are primarily attributable to changes in interest rates, and because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired as of December 31, 2006.

Net unrealized holding losses on available-for-sale securities are determined by specific identification and are included in accumulated other comprehensive income, which is reflected as a separate component of shareholders' equity. The gross realized losses on marketable securities that are included in other expense in the Consolidated Statements of Income are not material.

The following table summarizes the maturities of our fixed income securities as of December 31, 2006 and 2005 (in thousands):

	Estimated Fair Value	Amortized Cost
December 31, 2006		
Due in one year or less	$ 203,331	$ 203,515
Due in greater than one year	39,916	40,000
Total investments in marketable securities	$ 243,247	$ 243,515
December 31, 2005		
Due in one year or less	$ 370,003	$ 370,990
Due in greater than one year	38,964	39,319
Total investments in marketable securities	$ 408,967	$ 410,309

As of December 31, 2006, all of the marketable securities that are due after one year have maturity dates prior to December 31, 2008.

5. Property and Equipment

Property and equipment consists of the following (in thousands):

	December 31, 2006	December 31, 2005
Land	$ 16,189	$ 10,367
Machinery and equipment	69,482	40,829
Building and leasehold improvements	87,572	34,970
Computer and data processing equipment	35,361	35,972
Computer software	33,748	29,651
Furniture and fixtures	14,611	9,843
Construction in progress	5,794	28,102
Total property and equipment	262,757	189,734
Less accumulated depreciation	91,309	92,457
Net property and equipment	$ 171,448	$ 97,277

During 2006 and 2005, we recorded adjustments of $25.9 million and $12.8 million, respectively, to remove fully depreciated assets that were no longer in use from property and equipment and accumulated depreciation.

Depreciation expense for the years ended December 31, 2006, 2005, and 2004 was $25.4 million, $20.4 million, and $15.8 million, respectively.

6. Goodwill and Intangible Assets

The following table presents the changes in the carrying amount of goodwill by segment during the year ended December 31, 2006 (in thousands):

	Public Sector	Berbee	Total
Balance as of January 1, 2006	$ -	$ -	$ -
Acquisition of businesses	1,944	117,547	119,491
Balance as of December 31, 2006	$ 1,944	$ 117,547	$ 119,491

The goodwill assigned to the Berbee segment resulted from the acquisition of Berbee in October 2006, as described in Note 3. The goodwill assigned to the public sector segment resulted from the acquisition of Technology Resource Center, Inc., an education software reseller, in July 2006, for a total purchase price of $3.2 million.

The following table presents a summary of intangible assets at December 31, 2006 and 2005 (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net
December 31, 2006			
Customer relationships	$ 56,760	$ 3,984	$ 52,776
Packaged technology	5,000	184	4,816
License agreement	3,000	55	2,945
Trade name	3,000	331	2,669
Other	1,175	778	397
Total	$ 68,935	$ 5,332	$ 63,603
December 31, 2005			
Customer relationships	$ 6,205	$ 2,097	$ 4,108
Other	1,175	516	659
Total	$ 7,380	$ 2,613	$ 4,767

Amortization expense related to intangible assets for the years ended December 31, 2006, 2005, and 2004 was $2.7 million, $1.1 million, and $1.2 million, respectively.

Estimated amortization expense related to intangible assets for the next five years is as follows (in thousands):

Years Ended December 31,	Amount
2007	$ 8,041
2008	7,634
2009	6,305
2010	6,089
2011	5,440
Total	$ 33,509

7. Financing Arrangements

We have an aggregate $70.0 million available pursuant to two $35.0 million unsecured lines of credit with two financial institutions. One line of credit was renewed in June 2006 and expires in June 2007. The other line does not have a fixed expiration date. Borrowings under the first credit facility bear interest at the prime rate less 2.5%, LIBOR plus 0.45% or the federal funds rate plus 0.5%, as determined by the Company. Borrowings under the second credit facility bear interest at the prime rate less 2.5%, LIBOR plus 0.45% or the federal funds rate plus 0.45%, as determined by the Company. The Company does not incur any facility fees associated with either line of credit. At December 31, 2006, there were no borrowings under either of the credit facilities.

8. Trade Financing Agreements

We have entered into security agreements with certain financial institutions in order to facilitate the purchase of inventory from various suppliers under certain terms and conditions. The agreements allow for a maximum credit line of $150 million collateralized by the inventory purchases financed by the financial institutions and certain other assets. We do not incur any interest expenses associated with these agreements, as we pay the balances when they are due. At December 31, 2006 and 2005, we owed the financial institutions approximately $108.1 million and $43.8 million, respectively, which is included in trade accounts payable.

9. Lease Commitments

We are obligated under various operating lease agreements for office facilities that generally provide for minimum rent payments and a proportionate share of operating expenses and property taxes and include certain renewal and expansion options. For the years ended December 31, 2006, 2005 and 2004, rent expense was $14.9 million, $11.4 million and $13.8 million, respectively.

In connection with the acquisition of Berbee, we assumed certain capital lease obligations for office equipment. At the date of acquisition, the equipment subject to capital leases was recorded in property and equipment at fair value, which was $0.9 million. From the date of acquisition through December 31, 2006, we recorded $0.1 million of depreciation expense related to this equipment.

Future minimum lease payments are as follows (in thousands):

Years Ended December 31,	Capital Leases	Operating Leases
2007	$ 562	$ 11,888
2008	211	12,428
2009	57	12,744
2010	-	12,292
2011	-	7,787
Thereafter	-	46,048
Total future minimum lease payments	830	$ 103,187
Amounts representing interest	(68)	
Present value of future minimum lease payments	762	
Current portion of capital lease obligation	(507)	
Long-term capital lease obligation	$ 255	

10. Income Taxes

Pretax income from continuing operations for the years ended December 31, 2006, 2005 and 2004 was taxed under the following jurisdictions (in thousands):

	2006	2005	2004
Domestic	$ 413,082	$ 432,923	$ 400,585
Foreign	1,269	35	(725)
Total	$ 414,351	$ 432,958	$ 399,860

Components of the provision (benefit) for income taxes for the years ended December 31, 2006, 2005 and 2004 consist of (in thousands):

	2006	2005	2004
Current:			
Federal	$ 140,054	$ 143,805	$ 128,527
State	21,760	15,762	27,671
Foreign	417	-	-
Total current	162,231	159,567	156,198
Deferred:			
Domestic	(13,904)	1,299	2,217
Foreign	(56)	-	-
Total deferred	(13,960)	1,299	2,217
Provision for income taxes	$ 148,271	$ 160,866	$ 158,415

The current income tax liabilities for 2006, 2005 and 2004 were reduced by $30.5 million, $11.0 million and $19.6 million, respectively, for tax benefits recorded directly to paid-in capital relating to the exercise and vesting of shares pursuant to the CDW stock incentive plans as described in Note 11.

The reconciliation between the statutory tax rate expressed as a percentage of income before income taxes and the actual effective tax rate for the years ended December 31, 2006, 2005 and 2004 is as follows (dollars in thousands):

	2006		2005		2004	
Statutory federal income tax rate	$ 145,023	35.0 %	$ 151,535	35.0 %	$ 139,951	35.0 %
State taxes, net of federal benefit	12,605 *	3.0	9,066	2.1	18,268	4.6
Release of reserves for prior year federal taxes	(6,840)	(1.6)	-	-	-	-
Other	(2,914)	(0.7)	277	0.1	(94)	0.0
Change in valuation allowance	397	0.1	(12)	0.0	290	0.0
Effective tax rates	$ 148,271	35.8 %	$ 160,866	37.2 %	$ 158,415	39.6 %

* Includes a benefit of $1,044 attributable to the release of reserves for state income taxes

The tax effect of temporary differences that give rise to the net deferred income tax asset at December 31, 2006 and 2005 is presented below (in thousands):

	2006	2005
Assets:		
Payroll and benefits	$ 7,606	$ 5,523
Employee stock plans	6,419	2,484
Accounts receivable	4,948	4,769
Other	3,993	5,069
Loss carryforwards	688	291
Gross deferred assets	23,654	18,136
Liabilities:		
Software and intangibles	11,530	-
Property and equipment	7,138	4,505
Other	-	129
Gross deferred liabilities	18,668	4,634
Deferred tax asset valuation allowance	688	291
Net deferred tax asset	$ 4,298	$ 13,211

The portion of the net deferred tax asset relating to employee stock plans results primarily from the compensatory stock option grants under the CDW stock incentive plans. Compensation expense related to these plans is deductible for income tax purposes in the year the options are exercised.

The net operating loss in Canada of $0.8 million was utilized in 2006. The state net operating loss of $8.4 million, acquired with Berbee, may be carried forward to 2007 – 2022. The capital loss of $0.9 million, acquired with Berbee, may be carried forward to 2010.

The Company has not recognized deferred income taxes on undistributed earnings of its international subsidiary. The earnings are considered to be reinvested permanently.

11. Share-Based Compensation

Share-Based Compensation Plan Descriptions

We have established certain share-based compensation plans for the benefit of our coworkers and directors. The Company's share-based compensation plans are intended to 1) align the interest of the Company's shareholders and the recipients of awards under the plans, 2) attract, motivate, and retain coworkers and directors, and 3) motivate such persons to act in the long-term best interests of the Company and its shareholders.

At the 2006 Annual Meeting of Shareholders, the CDW 2006 Stock Incentive Plan ("2006 Plan") was approved. The 2006 Plan allows our Compensation and Stock Option Committee to grant stock options, restricted stock, restricted stock units and other equity-based awards to coworkers, including executive officers, and consultants. The 2006 Plan replaces the CDW 2000 Incentive Stock Option Plan ("2000 Plan") and the equity award provisions of the CDW Senior Management Incentive Plan ("SMIP Plan"). With the approval of the 2006 Plan, no additional awards are allowed under the 2000 Plan or the SMIP Plan. Awards previously granted under these and prior plans remain outstanding in accordance with the terms of the plans under which they were granted. Upon adoption, there were 4,660,000 shares of common stock available for grants under the 2006 Plan. Shares not issued due to the expiration, termination, cancellation or forfeiture of either 1) outstanding options granted under the 2000 Plan or 2) equity-based awards that have been or will be granted under the 2006 Plan shall be available for future grants under the 2006 Plan.

Grants to non-employee directors are made pursuant to the terms of the 2004 Non-Employee Director Equity Compensation Plan ("2004 Plan"). The 2004 Plan provides for the grant of stock options and restricted stock to non-employee directors on the terms set forth in the 2004 Plan.

As of December 31, 2006, there were 4,250,159 shares of common stock available for future grants under these plans.

Stock Options

Stock options awarded under the 2004 Plan and the 2006 Plan have an exercise price equal to the fair market value of a share of common stock on the date of grant. Option awards under these plans vest ratably over five years and have a ten year contractual life. There are outstanding options that were awarded under prior plans that have vesting periods of seven to ten years and contractual lives of 20 years.

Restricted Stock

Under the terms of the 2004 Plan, newly elected or appointed directors receive a restricted stock grant of 1,000 shares upon the commencement of service on the Board of Directors. Restricted stock issued under the 2004 Plan vests in full after five years of continuous service.

Restricted stock awards granted under the 2006 Plan vest ratably over five years.

Recipients of restricted stock awards granted under these plans possess the rights of shareholders, including voting rights and the right to receive dividends.

Restricted Stock Units

The restricted stock unit awards that have been granted under the 2006 Plan obligate the Company to issue a specific number of shares of the Company's common stock upon the vesting of the award. Restricted stock units vest ratably over five years from the date of grant.

Employee Stock Purchase Plan

We have established an Employee Stock Purchase Plan ("ESPP") which provides that eligible coworkers may contribute up to 15% of their eligible compensation towards the quarterly purchase of our common stock. Effective January 1, 2006, we changed the provisions of the ESPP so that it is non-compensatory under the provisions of SFAS 123R. The coworkers' purchase price is 95% of the fair market value of the stock on the last business day of the quarterly offering period. Coworkers may purchase shares having a fair market value of up to $25,000 per year but not to exceed 325 shares per quarter. No compensation expense is recorded in connection with the ESPP and the tables in this note exclude the impact of the ESPP unless otherwise noted. At the 2006 Annual Meeting of Shareholders, the Company's shareholders approved an amendment to the ESPP pursuant to which 500,000 additional shares were added to the ESPP, increasing the number of shares available under the plan to 1,000,000. As of December 31, 2006, we had issued 393,992 shares over the life of the ESPP and the number of shares available for future issuance under the ESPP was 606,008.

Valuation and Expense Information under SFAS 123R

Under SFAS 123R, the value of share-based compensation awards must be attributed to the various periods during which the recipient must perform services in order to vest in the award. Upon adoption of SFAS 123R, the Company changed its method of attributing the value of share-based compensation expense from the accelerated approach specified in FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans" to the straight-line method. Compensation expense for awards made prior to January 1, 2006 will continue to be subject to the accelerated expense attribution method while compensation expense for share-based awards made on or after January 1, 2006 will be recognized using a straight-line method.

The fair value of each stock option grant made after April 1, 2005 was estimated on the grant date using a lattice-binomial model. The fair value of each stock option grant made prior to April 2, 2005 was estimated on the grant date using the Black-Scholes model. The weighted-average estimated grant date fair values and the assumptions used to value option grants and compensatory stock purchase rights under the ESPP for the years ended December 31, 2004, 2005, and 2006 are as follows:

	2006	2005	2004
Weighted-average grant date fair values of option awards	$ 24.88	$ 18.08	$ 33.44
Risk-free interest rate	4.9 %	4.0 %	3.2 %
Dividend yield	0.9 %	0.7 %	0.6 %
Expected life (years)	6.7	4.5	5.0
Stock price volatility	37.07 %	39.62 %	58.80 %

The Company estimated the expected future volatility used in the lattice-binomial model valuation based on a combination of historic and implied volatility of the Company's common stock. The Company believes that this blended approach provides a better estimate of the expected future volatility of the Company's common stock over the expected life of its stock options. The lattice-binomial model takes into consideration early exercise behavior or patterns based on stock price appreciation. The Company estimated early exercise behavior patterns based on an analysis of historical exercise behavior. The risk-free interest rate assumption was based upon observed interest rates appropriate for the term of the Company's stock options. The expected life of the options granted is derived from the output of the lattice-binomial option valuation model and represents the weighted-average period of time that options granted are expected to be outstanding. The dividend yield is based on the Company's history and expectation of dividend payouts.

The following table sets forth the summary of stock option activity for the year ended December 31, 2006:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value ($000) (1)
Outstanding at January 1, 2006	10,199,500	$ 38.26		
Granted	693,337	$ 55.58		
Exercised	(2,653,554)	28.00		
Forfeited or expired	(162,200)	57.62		
Outstanding at December 31, 2006	8,077,083	$ 42.73	8.07	$ 222,856
Vested at December 31, 2006	5,392,718	$ 40.35	7.41	$ 161,604
Exercisable at December 31, 2006	5,373,167	$ 40.40	7.40	$ 160,771
Expected to vest at December 31, 2006	2,638,978	$ 47.51	9.40	$ 60,206

(1) These amounts are based on the difference between $70.32, the closing price of the Company's common stock on December 31, 2006, and the exercise price.

A summary of the status of our nonvested restricted stock and restricted stock units (collectively, "Restricted Stock") as of January 1, 2006, and changes through the year ended December 31, 2006, is presented below:

Restricted Stock	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2006	10,400	$ 55.93
Granted	141,054	$ 55.41
Vested	(2,800)	55.05
Forfeited	(4,006)	55.40
Nonvested at December 31, 2006	144,648	$ 55.46

Our net income for the year ended December 31, 2006 includes $15.8 million of compensation expense and $6.0 million of income tax benefits related to our share-based compensation arrangements. No portion of share-based compensation was capitalized.

For the year ended December 31, 2006:

- Cash proceeds related to stock option exercises were $74.3 million.
- The intrinsic value of stock options exercised was $85.5 million.
- The fair value of Restricted Stock that vested was $0.2 million.
- The tax benefit realized from the exercise of stock options and the vesting of Restricted Stock was $30.5 million.

As of December 31, 2006, there was $32.2 million of total unrecognized compensation cost related to nonvested share-based compensation awards granted under our plans. That cost is expected to be recognized over a weighted-average period of 3.81 years.

The Company has historically settled stock option exercises with newly issued common shares.

In April 2006, our Board of Directors authorized a new share repurchase program of up to 5,000,000 shares. This repurchase program is expected to remain in effect through April 2008 unless earlier terminated by the Board or completed.

Impact of Fair Value Recognition under SFAS 123 for the Years Ended December 31, 2004 and 2005

In periods prior to our adoption of SFAS 123R, net income and earnings per share amounts reported in our consolidated statements of income did not include share-based compensation expense for stock options and stock purchases under the ESPP because the Company opted to continue using the recognition provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") while providing required pro forma disclosures under Statement of Financial Accounting Standards 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The following table reflects the effect on net income and earnings per share assuming the Company had elected to apply the fair value recognition provisions of SFAS 123 (in thousands, except per share amounts). The results for the years ended December 31, 2004 and 2005, have not been restated.

	2005	2004
Net income, as reported	$ 272,092	$ 241,445
Add share-based employee compensation expense included in reported net income, net of related tax effects	2,434	190
Deduct total share-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(29,614)	(26,795)
Pro forma net income	$ 244,912	$ 214,840
Basic earnings per share, as reported	$ 3.35	$ 2.90
Diluted earnings per share, as reported	$ 3.26	$ 2.79
Pro forma basic earnings per share	$ 3.02	$ 2.58
Pro forma diluted earnings per share	$ 2.91	$ 2.47

The impact of accounting for share-based compensation under SFAS 123R for the year ended December 31, 2006 was as follows (in thousands, except per share amounts):

	2006
Share-based compensation expense by type of award:	
Stock options	$ 14,575
Restricted Stock	1,179
Total share-based compensation	15,754
Tax effect on share-based compensation	(6,049)
Net effect on net income	$ 9,705
Tax effect on:	
Cash flows from operating activities	$ (17,053)
Cash flows from financing activities	$ 17,053
Effect on earnings per share:	
Basic	$ 0.12
Diluted	$ 0.12

For the year ended December 31, 2006, the share-based compensation expense of $1.18 million related to Restricted Stock would also have been recorded as an expense under APB 25. Prior to the adoption of SFAS 123R, we presented all tax benefits for deductions resulting from the exercise of stock options and disqualifying dispositions as operating cash flows in our consolidated statement of cash flows. SFAS 123R requires the benefits from tax deductions in excess of recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. Total cash flows will remain unchanged from what would have been reported under prior accounting rules.

12. Earnings Per Share

At December 31, 2006, we had 78,769,186 outstanding common shares. We have granted options to purchase common shares to the directors and coworkers of the Company as discussed in Note 11. These options have a dilutive effect on the calculation of earnings per share. The following table is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations as required by SFAS 128 (in thousands, except per share amounts):

	Years Ended December 31,		
	2006	2005	2004
Basic earnings per share:			
Income available to common shareholders (numerator)	$ 266,080	$ 272,092	$ 241,445
Weighted-average common shares outstanding (denominator)	78,874	81,128	83,391
Basic earnings per share	$ 3.37	$ 3.35	$ 2.90
Diluted earnings per share:			
Income available to common shareholders (numerator)	$ 266,080	$ 272,092	$ 241,445
Weighted-average common shares outstanding	78,874	81,128	83,391
Effect of dilutive securities:			
Options on common stock	1,777	2,438	3,161
Total common shares and dilutive securities (denominator)	80,651	83,566	86,552
Diluted earnings per share	$ 3.30	$ 3.26	$ 2.79

Additional options to purchase common shares and Restricted Stock were outstanding during the years ended December 31, 2004, 2005, and 2006, but were not included in the computation of diluted earnings per share because they were antidilutive in that either: 1) the exercise price of the options were greater than the average market price of common shares during the respective periods or 2) the deemed per share proceeds under the treasury stock method (the sum of the option exercise price, if applicable, any future compensation expense under SFAS 123R, and any related "windfall" tax benefits) for the options or Restricted Stock on a per share basis exceeded the average market price of common shares during the respective periods.

	Years Ended December 31,		
	2006	2005	2004
Weighted-average number of options (in 000's)	2,370	1,226	1,091
Weighted-average exercise price	$ 61.43	$ 67.64	$ 68.00
Weighted-average number of Restricted Stock (in 000's)	86	-	-

13. Profit Sharing and 401(k) Plan

We have a profit sharing plan that includes a salary reduction feature established under the Internal Revenue Code Section 401(k) covering substantially all employees. Company contributions to the profit sharing plan are made in cash and determined at the discretion of the Board of Directors. For the years ended December 31, 2006, 2005 and 2004, amounts charged to expense for this plan totaled $11.0 million, $10.9 million, and $5.5 million, respectively.

14. Leasing Joint Venture

CDW-L was a joint venture that was 50 percent owned by each of CDWCC, a wholly-owned subsidiary of the Company, and First Portland Corporation ("FIRSTCORP"), an unrelated third party leasing company. In a transaction that was effective August 1, 2004, CDWCC sold its 50 percent interest in CDW-L to FIRSTCORP for $2.7 million. The sale of $2.4 million of net assets, including $5.0 million in cash, resulted in a gain of $0.3 million which is included in income from operations.

In accordance with FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities, an interpretation of ARB 51," we consolidated CDW-L on December 31, 2003. CDW-L's results of operations subsequent to December 31, 2003 and through the date of sale are included in our statement of income with a minority interest for FIRSTCORP's 50 percent interest in this joint venture reflected in other expense, net. CDW-L had a $40 million financing commitment from a financial institution, of which $1.5 million was outstanding at December 31, 2003. During the first quarter of 2004, the balance of $1.5 million was repaid and the financing commitment was terminated.

15. Contingencies

On September 9, 2003, CDW completed the purchase of certain assets of Bridgeport Holdings, Inc., Micro Warehouse, Inc., Micro Warehouse, Inc. of Ohio, and Micro Warehouse Gov/Ed, Inc. (collectively, "Micro Warehouse"). On September 10, 2003, Micro Warehouse filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). The Bankruptcy Court confirmed a plan of distribution with respect to Micro Warehouse which became effective on October 14, 2004. On March 3, 2005, the Bridgeport Holdings, Inc. Liquidating Trust (the "Liquidating Trust") filed a civil action in the Bankruptcy Court entitled Bridgeport Holdings Liquidating Trust, Inc. vs. CDW Corporation and CDW SAC, Inc. alleging that CDW did not pay reasonably equivalent value for the assets it acquired from Micro Warehouse and seeking to have CDW's "purchase of Micro Warehouse" set aside and an amount of damages, to be determined at trial, paid to it. On February 1, 2007, CDW entered into a settlement agreement (the "Settlement Agreement") to resolve the above referenced action pursuant to which CDW agreed to pay $25 million to the Liquidating Trust in return for a full release and complete dismissal of the litigation, with prejudice. While CDW believed it had good defenses to the claims by the Liquidating Trust, it agreed to settle the case in order to avoid the substantial costs and uncertainties involved with further litigation. The Settlement Agreement represents the compromise of a disputed claim and does not constitute an admission of liability on behalf of CDW. A Motion to Approve the Settlement Agreement was filed in the Bankruptcy Court by the Liquidating Trust on February 1, 2007. No objections were filed with the Bankruptcy Court, and the time for filing objections has expired. An order approving the Settlement Agreement was entered by the Bankruptcy Court on February 21, 2007. That order becomes final and nonappealable on March 5, 2007. CDW's settlement payment, included in other current liabilities on the Consolidated Balance Sheet as of December 31, 2006, and a motion by the Liquidating Trust to dismiss the litigation with prejudice, are both due on March 12, 2007.

From time to time, customers of CDW file voluntary petitions for reorganization under the United States bankruptcy laws. In such cases, certain pre-petition payments received by CDW could be considered preference items and subject to return to the bankruptcy administrator. CDW believes that the final resolution of any such preference items will not have a material adverse effect on its financial condition.

In addition, CDW is party to legal proceedings that arise from time to time, both with respect to specific transactions and in the ordinary course of our business. CDW is also subject to audit by federal, state and local tax authorities, by various government agencies relating to sales under certain government contracts and by vendors relating to vendor incentive programs.

We do not believe that any current audit or pending or threatened litigation will have a material adverse effect on our financial condition. Litigation and audits, however, involve uncertainties and it is possible that the eventual outcome of litigation or audits could adversely affect our results of operations for a particular period.

16. Segment Information

We have three operating segments: corporate sector, which is primarily comprised of business customers; public sector, which is comprised of federal, state and local government entities, educational institutions, and healthcare institutions; and Berbee, a new segment as a result of the Berbee acquisition in October 2006, which provides advanced technology solutions. In accordance with Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information," the internal organization that is used by management for making operating decisions and assessing performance is the source of our reportable segments.

In the first quarter of 2005, we revised the operating segments which reflect the basis for making operating decisions and assessing performance. Under the revised structure, centralized logistics and headquarters functions that were formerly provided by the corporate sector segment to the public sector segment were separated from the corporate sector segment. The logistics functions include purchasing, distribution, and fulfillment services to support both the corporate and public sector segments, and costs and intercompany charges associated with the logistics function are fully allocated to both of the operating segments based on a percent of sales. The centralized headquarters functions provide services in areas such as accounting, information technology, marketing, legal, and coworker services. Certain of the headquarters function costs that are not allocated to the operating segments are included under the heading of "Headquarters/Other" in the tables below.

In July 2005, the Company announced the creation of a dedicated healthcare sales team. In creating this team, we consolidated healthcare accounts from across our entire sales organization and transferred these accounts to the new team in the public sector group. This new team focuses on IT solutions addressing the unique needs of a range of customers within the healthcare field. For financial reporting purposes, results of operations and assets related to healthcare customers are reported as part of the public sector segment.

The accounting policies of the segments are the same as those described in Note 1, "Summary of Significant Accounting Policies." We allocate resources to and evaluate performance of our segments based on both sales and operating income.

We have restated 2004 segment information to conform to our revised segment reporting structure. The following tables present information about our reportable segments (in thousands):

	Year Ended December 31, 2006				
	Corporate Sector	Public Sector	Berbee	Headquarters / Other	Consolidated
Net sales	$ 4,514,106	$ 2,162,378	$ 108,989	$ -	$ 6,785,473
Income (loss) from operations	$ 350,588	$ 106,717	$ 3,839	$ (64,745)	$ 396,399
Net interest income and other expense					17,952
Income before income taxes					$ 414,351
Total assets	$ 508,567	$ 278,746	$ 324,113	$ 840,001	$ 1,951,427

	Year Ended December 31, 2005				
	Corporate Sector	Public Sector	Berbee	Headquarters / Other	Consolidated
Net sales	$ 4,410,708	$ 1,881,137	$ -	$ -	$ 6,291,845
Income (loss) from operations	$ 341,810	$ 110,425	$ -	$ (32,601)	$ 419,634
Net interest income and other expense					13,324
Income before income taxes					$ 432,958
Total assets	$ 461,416	$ 285,709	$ -	$ 901,931	$ 1,649,056

	Year Ended December 31, 2004				
	Corporate Sector	Public Sector	Berbee	Headquarters / Other	Consolidated
Net sales	$ 4,105,090	$ 1,632,684	$ -	$ -	$ 5,737,774
Income (loss) from operations	$ 327,520	$ 93,411	$ -	$ (28,172)	$ 392,759
Net interest income and other expense					7,101
Income before income taxes					$ 399,860
Total assets	$ 411,381	$ 237,686	$ -	$ 871,868	$ 1,520,935

The $25.0 million litigation settlement, as described in Note 15, is reflected in the Headquarters/Other loss from operations in 2006.

Our assets are primarily managed by our headquarters functions, including the majority of all cash, cash equivalents, and marketable securities, inventory, and property and equipment. As a result, capital expenditures and related depreciation are immaterial for the operating segments. The operating segments' assets consist principally of accounts receivable, and, for the Berbee segment specifically, goodwill and other intangible assets.

No single customer accounted for more than 1% of net sales in fiscal years 2006, 2005 or 2004. During 2006, approximately 2% of our sales were to customers outside of the continental United States, primarily in Canada.

17. Share Repurchase Programs

Since 1998, we have repurchased a total of 17.5 million shares of our common stock at a total cost of $876.9 million under various share repurchase programs authorized by our Board of Directors. The program authorizing the repurchase of 4,529,600 shares that was approved by our Board of Directors in April 2005 was completed in March 2006. In April 2006, our Board of Directors authorized a new share repurchase program of up to 5,000,000 shares of our common stock. Share repurchases may be made from time to time in both open market and private transactions, as conditions warrant. The new program is expected to remain in effect through April 2008, unless earlier terminated by the Board or completed. The following table presents share repurchases during the years ended December 31, 2006, 2005 and 2004 (in thousands):

Year	Shares	Amount
2006	4,059	$ 227,669
2005	4,570	$ 258,298
2004	1,352	$ 86,010

As of December 31, 2006, 3.2 million shares remained available for repurchase under our current program. Repurchased shares are held in treasury pending use for general corporate purposes, including issuances under various employee stock plans.

18. Micro Warehouse Transactions

During September 2003, we purchased selected U.S. assets and the Canadian operations of Micro Warehouse, a reseller of computers, software and peripheral products. The U.S. transaction, completed on September 9, 2003, was accounted for as a purchase of assets, with the $20.0 million purchase price allocated to the assets purchased, including inventory, fixed assets and customer lists, based upon their fair values at the date of purchase. Subsequent to the completion of the U.S. transaction, sales made by former members of the Micro Warehouse U.S. sales force who joined CDW in conjunction with this transaction, along with the associated costs, are included in the accompanying consolidated financial statements. The Canadian transaction, completed on September 23, 2003, was accounted for as the purchase of a business and, accordingly, the results of operations of the acquired business subsequent to the date of purchase were included in our consolidated financial statements, and the assumed assets and liabilities were recorded based upon their fair values at the date of purchase. The Canadian operations were purchased for $2.7 million.

During the years ended December 31, 2003 and 2004, we recorded $22.3 million (pre-tax) and $3.9 million (pre-tax), respectively, of transaction and integration expenses associated with these transactions. These expenses were primarily comprised of severance and outplacement costs, payroll expenses for former Micro Warehouse employees performing transition services, customer satisfaction expenses, customer communications and advertising expenses, legal and accounting advisory fees and a reserve established for the equipment in a Wilmington, Ohio distribution center leased by Micro Warehouse as discussed below.

In February 2004, we purchased the equipment in the Wilmington, Ohio distribution center leased by Micro Warehouse and forfeited leasing the facility in exchange for $8.25 million. During 2003, we recorded a $5.0 million reserve related to the purchased equipment in accordance with FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." At March 31, 2004, we increased this reserve by $2.0 million due to a change in the scenarios used in estimating the Company's exposure. During the third quarter of 2004, substantially all of this equipment was liquidated at values in line with our expectations.

19. Selected Quarterly Financial Data (Unaudited)

The following information is for the years ended December 31, 2006 and 2005 (in thousands, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
December 31, 2006				
Net sales	$ 1,588,629	$ 1,633,458	$ 1,739,457	$ 1,823,929
Gross profit	253,889	264,037	267,871	284,046
Income before income taxes	98,491	113,236	116,297	86,327
Net income	61,678	73,111	77,734	53,557
Earnings per share:				
Basic	$ 0.77	$ 0.93	$ 1.00	$ 0.68
Diluted	$ 0.75	$ 0.91	$ 0.98	$ 0.67
December 31, 2005				
Net sales	$ 1,475,082	$ 1,539,595	$ 1,670,204	$ 1,606,964
Gross profit	226,429	237,478	254,943	248,780
Income before income taxes	100,539	105,998	115,808	110,613
Net income	61,397	67,061	73,124	70,510
Earnings per share:				
Basic	$ 0.74	$ 0.82	$ 0.91	$ 0.88
Diluted	$ 0.72	$ 0.80	$ 0.88	$ 0.86

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company's management carried out an evaluation, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2006. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2006, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company (including its consolidated subsidiaries) in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Design and Evaluation of Internal Control Over Financial Reporting

We have included Management's Report on Internal Control Over Financial Reporting as part of this Annual Report on Form 10-K. This report, which is found on page 27 herein, contains management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. The Company's independent registered public accounting firm has audited management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 and the effectiveness of our internal control over financial reporting as of December 31, 2006 as stated in its report which is included on page 28 herein.

Changes in Internal Control Over Financial Reporting

There was no change in the Company's internal control over financial reporting that occurred during the Company's fiscal quarter ended December 31, 2006 that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Except for the discussion in the following paragraph regarding the code of ethical conduct, the information required by this item is incorporated by reference from the discussion in our proxy statement (the "Proxy Statement") for the 2007 Annual Meeting of Shareholders under the headings *"Proposal 1 – Election of Directors;" "Audit Committee;" "Shareholder Recommendations of Candidates for the Board of Directors;" "Section 16(a) Beneficial Ownership Reporting Compliance;"* and *"Management."*

We have adopted a code of ethical conduct for directors, executive officers and other senior financial personnel which is available on our Web site at CDW.com.

Item 11. Executive Compensation

The information required by this item is incorporated by reference from the discussion in our Proxy Statement under the headings *"Director Compensation;" "Employment Related Agreements;" "Executive Compensation;"* and *"Compensation and Stock Option Committee Report" provided that the Compensation and Stock Option Report shall not be deemed "filed" in this Annual Report on Form 10-K.*

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference from the discussion in our Proxy Statement under the headings *"Stock Beneficially Owned by Directors, Certain Executive Officers and Our Largest Shareholders;"* and *"Equity Compensation Plan Information."*

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference from the discussion in our Proxy Statement under the headings *"Certain Transactions"* and *"Director Independence."*

Item 14. Principal Accounting Fees and Services

The information required by this item is incorporated by reference from the discussion in our Proxy Statement under the heading *"Proposal 2 – Ratification of the Selection of Independent Registered Public Accounting Firm."*

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as part of this report:

1. Financial Statements (See Index to Consolidated Financial Statements on page 26 of this Report);

2. Index to Financial Statement Schedule:

	Page
Schedule II - Valuation and Qualifying Accounts	S-1

All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or notes thereto.

3. Exhibits required by Securities and Exchange Commission Regulation S-K, Item 601:

Exhibit	Description of Document
3(a)	Restated Articles of Incorporation of the Company, incorporated by reference from the exhibits filed with the Company's Quarterly Report (000-21796) on Form 10-Q for the quarter ended June 30, 2003.
3(b)	Amended and Restated Bylaws of the Company, incorporated by reference from the exhibits filed with Company's Current Report (000-21796) on Form 8-K filed on October 24, 2006.
4(a)	Specimen of common stock certificate, incorporated by reference from the exhibits filed with the Company's Annual Report (000-21796) on Form 10-K for the year ended December 31, 2003.
10(a)*	CDW Incentive Stock Option Plan, incorporated by reference from the exhibits filed with the Company's Registration Statement (33-59802) on Form S-1 filed under the Securities Act of 1933 filed on May 11, 1993.
10(b)*	First Amendment to CDW Incentive Stock Option Plan, incorporated by reference from the exhibits filed with the Company's Annual Report (000-21796) on Form 10-K for the year ended December 31, 1998.
10(c)*	Second Amendment to CDW Incentive Stock Option Plan, incorporated by reference from the exhibits filed with the Company's Quarterly Report (000-21796) on Form 10-Q for the quarter ended September 30, 2006.
10(d)*	CDW 1996 Incentive Stock Option Plan, incorporated by reference from the exhibits filed with the Company's Registration Statement (333-20935) on Form S-3 filed under the Securities Act of 1933 on January 31, 1997.
10(e)*	First Amendment to CDW 1996 Incentive Stock Option Plan, incorporated by reference from the exhibits filed with the Company's Annual Report (000-21796) on Form 10-K for the year ended December 31, 1998.
10(f)*	Second Amendment to CDW 1996 Incentive Stock Option Plan, incorporated by reference from the exhibits filed with the Company's Quarterly Report (000-21796) on Form 10-Q for the quarter ended September 30, 2006.
10(g)*	Employment Agreement dated as of January 28, 2001 between the Company and John A. Edwardson, incorporated by reference from the exhibits filed with the Company's Annual Report (000-21796) on Form 10-K for the year ended December 31, 2000.
10(h)*	Transitional Compensation Agreement dated as of January 28, 2001 between the Company and John A. Edwardson, incorporated by reference from the exhibits filed with the Company's Annual Report (000-21796) on Form 10-K for the year ended December 31, 2000.
10(i)*	Award Notice of Stock Option Grant dated as of January 28, 2001 between the Company and John A. Edwardson, incorporated by reference from the exhibits filed with the Company's Annual Report (000-21796) on Form 10-K for the year ended December 31, 2000.

10(j)	Line of Credit Demand Note between the Company and Northern Trust Company dated July 25, 2001, incorporated by reference from the exhibits filed with the Company's Quarterly Report (000-21796) on Form 10-Q for the quarter ended September 30, 2001.
10(k)*	CDW Compensation Protection Plan adopted as of December 10, 2002, applicable to the Company's executive officers, incorporated by reference from the exhibits filed with the Company's Annual Report (000-21796) on Form 10-K for the year ended December 31, 2002.
10(l)*	Form of Transitional Compensation Agreement, effective December 2002, entered into with each of the Company's executive officers, incorporated by reference from the exhibits filed with the Company's Annual Report (000-21796) on Form 10-K for the year ended December 31, 2002.
10(m)*	Form of Noncompetition Agreement, effective December 2002, entered into with each of the Company's executive officers, incorporated by reference from the exhibits filed with the Company's Annual Report (000-21796) on Form 10-K for the year ended December 31, 2002.
10(n)*	Form of Stock Option Agreement for awards to non-employee directors under the 2004 Non-Employee Director Equity Compensation Plan, incorporated by reference from the exhibits filed with the Company's Quarterly Report (000-21796) on Form 10-Q for the quarter ended September 30, 2004.
10(o)*	Form of Restricted Stock Award for awards to non-employee directors under the 2004 Non-Employee Director Equity Compensation Plan, incorporated by reference from the exhibits filed with the Company's Quarterly Report (000-21796) on Form 10-Q for the quarter ended September 30, 2004.
10(p)*	CDW Senior Management Incentive Plan, as amended and restated effective January 1, 2006, incorporated by reference from the exhibits filed with the Company's Annual Report (000-21796) on Form 10-K for the year ended December 31, 2005.
10(q)*	Form of Stock Option Agreement for awards to coworkers under the CDW 2000 Incentive Stock Option Plan, incorporated by reference from the exhibits filed with the Company's Annual Report (000-21796) on Form 10-K for the year ended December 31, 2005.
10(r)*	CDW Computer Centers, Inc. Deferred Compensation Plan, incorporated by reference from the exhibits filed with the Company's Quarterly Report (000-21796) on Form 10-Q for the quarter ended March 31, 2006.
10(s)	Revolving Note between the Company and LaSalle National Bank dated June 30, 2006, incorporated by reference from the exhibits filed with the Company's Quarterly Report (000-21796) on Form 10-Q for the quarter ended June 30, 2006.
10(t)*	Form of Stock Option Agreement for Coworkers under the CDW 2006 Stock Incentive Plan, incorporated by reference from the exhibits filed with the Company's Current Report (000-21796) on Form 8-K filed on May 19, 2006.
10(u)*	Form of Restricted Stock Award Agreement for Coworkers under the CDW 2006 Stock Incentive Plan, incorporated by reference from the exhibits filed with the Company's Current Report (000-21796) on Form 8-K filed on May 19, 2006.

10(v)*	CDW 2000 Incentive Stock Option Plan, as amended and restated effective October 19, 2006, incorporated by reference from the exhibits filed with the Company's Quarterly Report (000-21796) on Form 10-Q for the quarter ended September 30, 2006.
10(w)*	2004 Non-Employee Director Equity Compensation Plan, as amended and restated effective October 19, 2006, incorporated by reference from the exhibits filed with the Company's Quarterly Report (000-21796) on Form 10-Q for the quarter ended September 30, 2006.
10(x)*	CDW 2006 Stock Incentive Plan, as amended and restated effective October 19, 2006, incorporated by reference from the exhibits filed with the Company's Quarterly Report (000-21796) on Form 10-Q for the quarter ended September 30, 2006.
21	Subsidiaries of the Registrant
23	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350

* Indicates management contract or compensatory plan or arrangement.

(b) The Exhibits required by Item 601 of Regulation S-K are reflected above in Section (a) 3. of this Item.

(c) The financial statement schedule is included as reflected in Section (a) 2. of this Item.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDW CORPORATION

Date: March 1, 2007 By: /s/ John A. Edwardson
John A. Edwardson
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ John A. Edwardson John A. Edwardson	Chairman and Chief Executive Officer	March 1, 2007
/s/ Barbara A. Klein Barbara A. Klein	Senior Vice President and Chief Financial Officer (principal financial officer)	March 1, 2007
/s/ Sandra M. Rouhselang Sandra M. Rouhselang	Vice President and Controller (principal accounting officer)	March 1, 2007
/s/ Michelle L. Collins Michelle L. Collins	Director	March 1, 2007
/s/ Casey G. Cowell Casey G. Cowell	Director	March 1, 2007
/s/ Daniel S. Goldin Daniel S. Goldin	Director	March 1, 2007
/s/ Thomas J. Hansen Thomas J. Hansen	Director	March 1, 2007
/s/ Donald P. Jacobs Donald P. Jacobs	Director	March 1, 2007
/s/ Stephan A. James Stephan A. James	Director	March 1, 2007
/s/ Michael P. Krasny Michael P. Krasny	Director	March 1, 2007
/s/ Terry L. Lengfelder Terry L. Lengfelder	Director	March 1, 2007
/s/ Susan D. Wellington Susan D. Wellington	Director	March 1, 2007
/s/ Brian E. Williams Brian E. Williams	Director	March 1, 2007

CDW CORPORATION
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
Years ended December 31, 2006, 2005 and 2004
(in thousands)

Column A	Column B	Column C		Column D	Column E
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year ended December 31, 2006					
Deducted in the balance sheet from the asset to which it applies:					
Allowance for doubtful accounts	$ 9,564	$ 2,759	$ 430 (a)	$ 2,758 (b)	$ 9,995
Year ended December 31, 2005					
Deducted in the balance sheet from the asset to which it applies:					
Allowance for doubtful accounts	$ 9,890	$ 2,475	$ -	$ 2,801 (b)	$ 9,564
Year ended December 31, 2004					
Deducted in the balance sheet from the asset to which it applies:					
Allowance for doubtful accounts	$ 10,057	$ 2,813	$ -	$ 2,980 (b)	$ 9,890

Note:
(a) Represents balance from businesses acquired.
(b) Uncollectible items written off, less recoveries of items previously written off.

EXHIBIT 21

CDW CORPORATION
SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Incorporation
Berbee Information Networks Corporation	Wisconsin
CDW Asia Holdings, LLC	Delaware
CDW Canada, Inc.	New Brunswick
CDW Capital Corporation	Illinois
CDW Corporation	Delaware
CDW Direct, LLC	Illinois
CDW Government, Inc.	Illinois
CDW ISFC, LLC	Delaware
CDW Logistics, Inc.	Illinois
Technology Resource Center, Inc.	Illinois

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-134204, No. 333-120260, No. 333-43925, No. 333-48172, and No. 333-98123) of CDW Corporation of our report dated March 1, 2007 relating to the financial statements, financial statement schedule, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chicago, Illinois
March 1, 2007

EXHIBIT 31.1

CERTIFICATION PURSUANT TO RULE 13a-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

I, John A. Edwardson, certify that:

1. I have reviewed this annual report on Form 10-K of CDW Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ John A. Edwardson

John A. Edwardson
Chairman and Chief Executive Officer
CDW Corporation
March 1, 2007

EXHIBIT 31.2

CERTIFICATION PURSUANT TO RULE 13a-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

I, Barbara A. Klein, certify that:

1. I have reviewed this annual report on Form 10-K of CDW Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Barbara A. Klein

Barbara A. Klein
Senior Vice President and Chief Financial Officer
CDW Corporation
March 1, 2007

EXHIBIT 32.1

CERTIFICATION PURSUANT TO SECTION 1350 OF CHAPTER 63 OF TITLE 18 OF THE UNITED STATES CODE

I, John A. Edwardson, the chief executive officer of CDW Corporation ("CDW"), certify that (i) the Annual Report on Form 10-K for the year ended December 31, 2006 (the "10-K") of CDW fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the 10-K fairly presents, in all material respects, the financial condition and results of operations of CDW.

/s/ John A. Edwardson

John A. Edwardson
Chairman and Chief Executive Officer
CDW Corporation
March 1, 2007

EXHIBIT 32.2

CERTIFICATION PURSUANT TO SECTION 1350 OF CHAPTER 63 OF TITLE 18 OF THE UNITED STATES CODE

I, Barbara A. Klein, the chief financial officer of CDW Corporation, ("CDW"), certify that (i) the Annual Report on Form 10-K for the year ended December 31, 2006 (the "10-K") of CDW fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the 10-K fairly presents, in all material respects, the financial condition and results of operations of CDW.

/s/ Barbara A. Klein

Barbara A. Klein
Senior Vice President and Chief Financial Officer
CDW Corporation
March 1, 2007



Executive
Committee

From left to right:
Douglas E. Eckrote
Mark J. Gambill
Barbara A. Klein
Dennis G. Berger
James R. Shanks
Harry J. Harczak, Jr.
John A. Edwardson
Christine A. Leahy
Paul S. Shain
Jonathan J. Stevens

Board of Directors

Michelle L. Collins [1+]
Co-Founder and Advisory Board Member
Svoboda, Collins L.L.C.

Casey G. Cowell [2]
Chairman and Principal Owner
Durandal, Inc.

John A. Edwardson
Chairman and Chief Executive Officer, CDW

Daniel S. Goldin [3][4]
Chairman and Chief Executive Officer
The Intellisis Corporation

Thomas J. Hansen [1]
Vice Chairman
Illinois Tool Works, Inc.

Donald P. Jacobs [1][3+][4+]
Gaylord Freeman Distinguished Professor
of Banking and Dean Emeritus,
Kellogg School of Management,
Northwestern University

Stephan A. James [2]
Former Chief Operating Officer
Accenture

Michael P. Krasny [3]
Chairman Emeritus and Founder, CDW
President, Sawdust Investment Management Corp.

Terry L. Lengfelder [1][3][4]
Retired Regional Managing Partner,
Andersen (formerly Arthur Andersen LLP)

Susan D. Wellington [2]
Former President – U.S. Beverages,
The Quaker Oats Company of PepsiCo, Inc.

Brian E. Williams [2+]
President and Chief Executive Officer
Element 79

(1) Member of the Audit Committee
(2) Member of the Compensation and Stock Option Committee
(3) Member of the Corporate Governance Committee
(4) Member of the Nominating Committee
+ Denotes committee chair

Officers

John A. Edwardson*
Chairman and Chief Executive Officer

Harry J. Harczak, Jr.*
Executive Vice President

James R. Shanks*
Executive Vice President

Dennis G. Berger*
Senior Vice President and Chief Coworker Services Officer

Douglas E. Eckrote*
Senior Vice President – Operations

Barbara A. Klein*
Senior Vice President and Chief Financial Officer

Christine A. Leahy*
Senior Vice President, General Counsel and Corporate Secretary

Paul S. Shain*
Senior Vice President, CDW, and Chief Executive Officer
Berbee Information Networks Corporation

Jonathan J. Stevens*
Senior Vice President and Chief Information Officer

Mark J. Gambill*
Vice President – Marketing

Christina V. Rother
Group Vice President – Public Sector

Gregory L. Sliwicki
Group Vice President
Berbee Information Networks Corporation

Kevin P. Adams
Vice President – Program Management

Kenneth B. Grimsley
Vice President – Strategic Sales

Anne B. Ireland
Vice President – Business Development

Cindy T. Klimstra
Vice President – Investor Relations

James J. Lillis
Vice President – Services

Brett M. Rimkus
Vice President – Finance
Berbee Information Networks Corporation

Sandra M. Rouhselang
Vice President and Controller

Steve M. Schuldt
Vice President

Maria M. Sullivan
Vice President – Small Business

Matthew A. Troka
Vice President – Product and Partner Management

Robert J. Welyki
Vice President – Treasurer and Assistant Secretary

*Member of the Executive Committee

Corporate and Shareholder Information

Corporate Office

200 North Milwaukee Avenue
Vernon Hills, Illinois 60061
847.465.6000

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Chicago, Illinois

Transfer Agent and Registrar

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
800.937.5449
212.936.5100

Annual Meeting

Annual meeting of shareholders will be held on June 5, 2007, at 5 p.m. Central time at the Company's Mettawa facility:
26125 North Riverwoods Boulevard
Mettawa, Illinois 60045

Financial Reports

Financial reports, including Form 10-K and annual reports, can be accessed online at CDW.com/investor.
Copies may also be obtained upon written request to:
CDW Corporation
Attention: Investor Relations
200 North Milwaukee Avenue
Vernon Hills, Illinois 60061

Investor Inquiries

Cindy Thorson Klimstra
Vice President – Investor Relations
Phone: 847.419.6328
Fax: 847.419.6628
E-mail: investorrelations@cdw.com

Stock Market Information

CDW's common stock trades on The Nasdaq Stock Market LLC under the symbol CDWC.
The following table sets forth the low and high stock prices by quarter in 2006 and 2005.

	2006		2005	
Quarter Ended	Low	High	Low	High
March 31	$54.80	$61.20	$55.46	$66.97
June 30	$52.42	$61.83	$51.86	$60.58
September 30	$50.28	$64.26	$56.00	$64.15
December 31	$62.10	$72.18	$53.51	$61.00

CDW.com • 800.800.4CDW

END

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